THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 63

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 31, 2003

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva N1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82-------------

Total of Sequentially Numbered Pages 63

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the three months ended March 31, 2003, as filed with the Chilean Superintendencia de Valores y Seguros.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A.

Date: May 30, 2003 By: Claudia Quezada Romero (C.F.O.)

Rut : 96.621.750-2

Period : 01-01-2003 to 31-03-2003

Figures shown in : Thousands Pesos

Type of Balance : Consolidated

ASSETS

2.00 FINANCIAL STATEMENTS

    BALANCE SHEET

    1.00.01.30 Type of Currency: Pesos

    1.00.01.40 Type of Balance Sheet: Consolidated

    day month year day month year

    NOTE at 31.03.2003 at 31.03.2002

    ASSETS NUMBER PRESENT PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		21,613,924	26,203,387
5.11.10.10 Available		348,491	276,980
5.11.10.20 Term deposits
5.11.10.30 Negotiable securities (net)	4		703
5.11.10.40 Trade debtors (net)	5	1,343,564	310,165
5.11.10.50 Notes receivable (net)	5	2,454,116	2,727,876
5.11.10.60 Sundry debtors (net)	5	147,668	586,967
5.11.10.70 Related companies bills receivable and debtors	6	5,562,229	6,753,963
5.11.10.80 Inventories (net)	7	10,547,719	11,844,368
5.11.10.90 Recoverable taxes		444,729	1,708,105
5.11.20.10 Prepaid expenses	28	675,581	1,694,256
5.11.20.20 Deferred taxes			102,624
5.11.20.30 Other current assets	9	89,827	197,380
5.11.20.40 Leasing contracts (net)
5.11.20.50 Assets for leasing (net)
5.12.00.00 TOTAL FIXED ASSETS	10	150,512,484	160,787,399
5.12.10.00 Land	10	45,423,106	49,244,586
5.12.20.00 Constructions and infrastructure works	10	65,893,966	67,720,286
5.12.30.00 Machinery and equipment	10	22,250,265	31,044,382
5.12.40.00 Other fixed assets	10	37,547,919	42,184,621
5.12.50.00 Higher value due to technical revaluation of fixed assets
5.12.60.00 Depreciation (less)	10	(20,602,772)	(29,406,476)
5.13.00.00 TOTAL OTHER ASSETS		23,764,571	21,894,880
5.13.10.10 Investments in related companies
5.13.10.20 Investments in other companies
5.13.10.30 Lower value of investments	12	15,931,167	17,604,385
5.13.10.40 Higher value of investments (less)	12	(45,659)
5.13.10.50 Long-term debtors	5	573,050	231,907
5.13.10.60 Long-term related companies bills receivable and debtors
5.13.10.65 Long-term deferred taxes		5,033,205	1,975,731
5.13.10.70 Intangible		11,809	11,472
5.13.10.80 Amortization (less)
5.13.10.90 Other	13	2,260,999	2,071,385
5.13.20.10 Long-term leasing contracts (net)
5.10.00.00 TOTAL ASSETS		195,890,979	208,885,666

    Rut : 96.621.750-2

    Period : 01-01-2003 to 31-03-2003

    Figures shown in : Thousands Pesos

    Type of Balance : Consolidated

    LIABILITIES

    2.00 FINANCIAL STATEMENTS

    BALANCE SHEET

    1.00.01.30 Type of Currency: Pesos

    1.00.01.40 Type of Balance Sheet: Consolidated

    day month year day month year

    NOTE at 31.03.2003 at 31.03.2002

    LIABILITIES NUMBER PRESENT PREVIOUS
5.21.00.00 TOTAL PASIVOS CIRCULANTES		55,709,776	66,060,369
5.21.10.10 Short-term bank and financial institutions obligations	14	23,020,686	25,911,207
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	1,396,226	2,634,495
5.21.10.30 Obligations with the public (Promissory notes)
5.21.10.40 Obligations with the public-short-term portion (bonds)
5.21.10.50 Long-term obligations with maturity within one year
5.21.10.60 Payable dividends
5.21.10.70 Accounts payable	27	25,974,554	25,156,420
5.21.10.80 Notes payable		294,075	981,110
5.21.10.90 Sundry creditors	29	1,273,732	2,589,279
5.21.20.10 A related company notes and accounts payable	6	2,169,547	1,231,094
5.21.20.20 Provisions	16	458,955	746,023
5.21.20.30 Withholdings		382,856	427,832
5.21.20.40 Income tax		215,457	103,597
5.21.20.50 Income received in advance	17	308,898	279,312
5.21.20.60 Deferred taxes	8	213,199
5.21.20.70 Other current liabilities		1,591
5.22.00.00 TOTAL LONG-TERM LIABILITIES		29,765,381	32,733,273
5.22.10.00 Bank and financial institutions obligations	15	8,115,202	9,438,066
5.22.20.00 Long-term obligations with the public (bonds)
5.22.30.00 Long-term notes payable		245,532	1,839,370
5.22.40.00 Long-term sundry creditors	29	2,635,111	2,145,011
5.22.50.00 Long-term related companies note and account payable	6	17,217,743	17,565,124
5.22.60.00 Long-term provisions
5.22.70.00 Other long-term liabilities	8
5.22.80.00 Others long-term liabilities	17	1,551,793	1,745,702
5.23.00.00 MINORITY INTEREST	18	78,470	86,880
5.24.00.00 TOTAL EQUITY		110,337,352	116,005,144
5.24.10.00 Paid-in capital	19	55,873,978	56,307,951
5.24.20.00 Capital revaluation reserves	19	279,370	(225,231)
5.24.30.00 Share premium	19	28,721,736	28,685,610
5.24.40.00 Other reserves	19	3,112,192	2,313,241
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	22,350,076	28,923,573
5.24.51.00 Reserves for future dividends
5.24.52.00 Retained earnings	19	24,871,237	25,272,433
5.24.53.00 Accumulated losses (less)
5.24.54.00 Profits (losses) of the period	19	(2,521,161)	3,651,140
5.24.55.00 Interim dividend (less)
5.24.56.00 Development period accumulated deficit
5.20.00.00 TOTAL LIABILITIES		195,890,979	208,885,666

    Rut : 96.621.750-2

    Period : 01-01-2003 to 31-03-2003

    Figures shown in : Thousands Pesos

    Type of Balance : Consolidated

    INCOME STATEMENT

    2.00 FINANCIAL STATEMENTS

    BALANCE SHEET

1.00.01.30 Type of Currency: Pesos

1.00.01.40 Type of Balance Sheet: Consolidated

day month year day month year

NOTE at 31.03.2003 at 31.03.2002

INCOME STATEMENT NUMBER PRESENT PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(1,076,393)	337,454
5.31.11.10 TRADING MARGIN		6,757,214	7,526,370
5.31.11.11 Trading income		30,435,120	28,872,755
5.31.11.12 Operating cost (less)		(23,677,906)	(21,346,385)
5.31.11.20 Administration and sales expenses (less)		(7,833,607)	(7,188,916)
5.31.12.00 NON-TRADING INCOME		(1,324,869)	3,102,839
5.31.12.10 Financial income		14,568	8,807
5.31.12.20 Related companies investments profits		62
5.31.12.30 Other non-trading income	20	709,232	54,368
5.31.12.40 Related companies investments losses (less)
5.31.12.50 Amortization lower value of the investment (less)	12	(339,388)	(321,109)
5.31.12.60 Financial expenses (less)		(939,090)	(1,754,310)
5.31.12.70 Other non-operating expenses (less)	20	(16,791)	(471,151)
5.31.12.80 Price-level restatement	21	51,837	(625,467)
5.31.12.90 Exchange rate differences		(805,299)	6,211,701
5.31.10.00 Profit before income tax and extraordinary items		(2,401,262)	3,440,293
5.31.20.00 Income tax	8	(124,216)	206,789
5.31.30.00 Extraordinary items
5.31.40.00 Profit (loss) before deduction of minority interest		(2,525,478)	3,647,082
5.31.50.00 Minority interest		3,251	(662)
5.31.00.00 NET PROFIT (LOSS)		(2,522,227)	3,646,420
5.32.00.00 Amortization of higher value of investments	12	1,066	4,720
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(2,521,161)	3,651,140

Rut : 96.621.750-2

Period : 01-01-2003 to 31-03-2003

Figures shown in : Thousands Pesos

Type of Balance : Consolidated

CASH FLOW STATEMENT - DIRECT

2.03 CASH FLOW STATEMENT

1.00.01.30 Type of Currency: Pesos

1.00.01.40 Type of Balance Sheet: Consolidated

5.03.01.00 Method of the State of Cash Flow: Direct day month year day month year at 31.03.2003 at 31.03.2002

CASH FLOW STATEMENT - DIRECT PRESENT PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION	(222,847)	(2,379,111)
5.41.11.10 Collection of trade debtors	36,207,856	60,808,716
5.41.11.20 Financial income received	14,568	61,328
5.41.11.30 Dividends and other distributions received
5.41.11.40 Other income received	106,543	27,180
5.41.11.50 Payments to suppliers and personnel (less)	(35,611,037)	(61,371,614)
5.41.11.60 Paid interest (less)	(853,360)	(1,437,089)
5.41.11.70 Paid income tax (less)	(2,482)	(1,240)
5.41.11.80 Other paid expenses (less)	(21,653)	(18,499)
5.41.11.90 Paid Value Added Tax and other similar (less)	(63,282)	(447,893)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES	(803,339)	(1,537,451)
5.41.12.05 Placement of cash shares
5.41.12.10 Loans obtains	2,383,052	244,992
5.41.12.15 Obligations with the public
5.41.12.20 Loans verified by documentary evidence with related companies
5.41.12.25 Obtains of other loans of related companies		1,213,160
5.41.12.30 Other sources of financing
5.41.12.35 Payment of Dividends (less)
5.41.12.40 Distribution of capital (less)
5.41.12.45 Payment of loans (less)	(3,088,911)	(2,995,603)
5.41.12.50 Payment of obligations with the public (less)	(97,480)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)
5.41.12.60 Payment of other loans of related companies (less)
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)
5.41.12.75 Other disbursement due to financing (less)
5.41.13.00 NET FLOWW ORIGINATED BY INVESTMENT ACTIVITIES	(606,440)	1,047,446
5.41.13.05 Sale of Fixed Assets
5.41.13.10 Sale of permanent investments	667,188
5.41.13.15 Sale other investments
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		1,607,163
5.41.13.25 Collection of other loans to related companies
5.41.13.30 Other investment income		18,652
5.41.13.35 Addition of fixed assets (less)	(12,749)	(578,369)
5.41.13.40 Payment of capitalized interest (less)
5.41.13.45 Permanent investments (less)
5.41.13.50 Investments on financial instruments (less)
5.41.13.55 Loans verified by documentary evidence to related companies (less)
5.41.13.60 Other loans to related companies (less)	(1,260,879)
5.41.13.65 Other investment disbursements (less)
5.41.10.00 TOTAL NET FLOW OF THE PERIOD	(1,632,626)	(2,869,116)
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT	141,372	18,910
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION	(1,491,254)	(2,850,206)
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE	1,839,645	3,127,186
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE	348,391	276,980

Rut : 96.621.750-2

Period : 01-01-2003 to 31-03-2003

Figures shown in : Thousands Pesos

Type of Balance : Consolidated

FLOW RECONCILIATION - RESULT

RECONCILIATION BETWEEN THE NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION AND THE RESULTS OF THE EXERCISE

1.00.01.30 Type of Currency: Pesos

1.00.01.40 Type of Balance Sheet: Consolidated

day month year day month year

at 31.03.2003 at 31.03.2002

FLOW RECONCILIATION-RESULT PRESENT PREVIOUS

5.50.10.00 Profits (loss) of the period	(2,521,161)	3,651,140
5.50.20.00 Profit or loss from disposal of assets	(570,838)	0
5.50.20.10 (Profits) Loss from disposal of fixed assets	(570,838)	0
5.50.20.20 Profits on investments sale (less)
5.50.20.30 Loss on investments sale
5.50.20.40 (Profits) Loss on other assets sale
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow	2,357,523	(3,796,100)
5.50.30.05 Depreciation of the period	1,829,421	1,047,124
5.50.30.10 Amortization of intangible
5.50.30.15 Penalties and provisions	(321,632)	313,114
5.50.30.20 Profits accrued from investments in Related Companies (less)	(62)
5.50.30.25 Loss accrued on investments in related companies
5.50.30.30 Amortization of lower value of investment	339,388	321,109
5.50.30.35 Amortization of higher value of investments (less)	(1,066)	(4,720)
5.50.30.40 Net Price-Level restatement	(51,837)	625,467
5.50.30.45 Net exchange rate gains/losses	805,299	(6,211,701)
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)	(241,988)	(342,928)
5.50.30.55 Other charges to results that do not represent cash flow	0	456,435
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases	66,041	886,635
5.50.40.10 Trade debtors	35,695	883,808
5.50.40.20 Inventories	(108,174)	1,224,571
5.50.40.30 Other assets	138,520	(1,221,744)
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)	442,337	(3,115,156)
5.50.50.10 Accounts payable related to operating results	1,927,471	(379,813)
5.50.50.20 Payable interest	2,780
5.50.50.30 Payable income tax (net)	82,699
5.50.50.40 Other accounts payable related with non-trading income	(1,570,613)	(2,641,976)
5.50.50.50 Payable V.A.T. And other similar (net)		(93,367)
5.50.60.00 Minority Interest Profits (loss)	3,251	(5,630)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION	(222,847)	(2,379,111)

01. REGISTRATION IN THE SECURITIES REGISTER

On April 12, 1993, the Chilean Superintendencia de Valores y Seguros registered the Company Supermercados Unimarc S.A., under N447. In this way the company be subjected to the control of this Superintendence.

  APPLIED ACCOUNTING PRINCIPLES

    Accounting Period

    The financial statements of the Parent Company and its subsidiaries covers the three months period comprise between January 1 and March 31, 2003 and 2002.

    Bases of Preparation

    These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Association of Chilean Accountants. It also takes into account the regulations and directions instructed by the Chilean Superintendencia de Valores y Seguros. If any discrepancy appears, the regulations instructed by the Chilean Superintendencia de Valores y Seguros would have supremacy over the former ones.

    Bases of Presentation

    For comparative purposes, the financial statements at March 31, 2002 are shown updated by 3.8%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

    Bases of Consolidation

In these consolidated financial statements the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries are included. Besides, the balances, the inter-company transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

e) Price-level restatement

These financial statements are shown corrected of the inflationary effects, so the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at March 31, 2003. Estimations were done using the consumer price index informed by the National Institute of Statistics, which figures were 0.5% and -0.4% for the quarterly ended on March 31, 2003 and 2002, respectively. Besides, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing rate of exchange of each accounting period. The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

  Foundations of Conversion

  The assets and liabilities in foreign currency and readjustment units, existing at March 31, 2003 and 2002 are shown valued in national currency, according to the following rates of exchange in force at the end of each accounting period.

  2003 2002

  (Chilean pesos)

  Indexed Unit (U.F.) 16,783.60 16,197.66

  US Dollar 731.56 655.90

  Argentinean Peso 246.32 224.24

  Negotiable Securities

  The negotiable securities are shown at the lower value determined by the comparison between the cost corrected through price-level restatement and its stock value.

  Inventories

  Due to its high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average cost of purchase. The amounts estimated in such a way do not exceed the corresponding net realizable value.

  The inventories of frozen products coming from the Interagro Comercio y Ganado S.A. subsidiary are shown at their average cost of production, which do not exceed their market value at the end of each period.

  Estimation of bad debts

  With the purpose to cover potential bad debts accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. At March 31, 2003 and 2002, the provisions for the notes receivable item has been determined on the total amounts of M$336,483 and M$255,044, respectively.

  Fixed Assets

  The fixed asset is shown at its cost of purchase, corrected through price level restatement. The financial costs attributable to the construction of the fixed asset are part of the fixed asset value.

  According to the accounting principles generally accept in Chile, the society has evaluated the recovery of the value of its fixed assets according to the provisions indicated in the Technical Bulletin N33 of the Association of Chilean Accountants from Chile A.G.

  As a result of this evaluation adjustments that affect the accounting values of these assets have not been determined.

  Fixed Assets Depreciation

  Depreciation has been calculated by the straight-line method, considering the years of useful life estimated for the different groups of goods, according to the following:

  Buildings : 60 years

  Machinery and equipment : from 3 to 20 years

  Furniture, materials and facilities : 10 years

  Assets in leasing

  The assets in leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such goods therefore, whereas the purchase option is not performed, the Company cannot freely dispose of these assets.

  Investments in Related Companies

  At March 31, 2003 and 2002, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin N64 of the Association of Chilean Accountants, regarding valuation of foreign investments, considering its valuation as a subsidiary controlled in the currency of origin. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

  The analysis of recovery of the fixed assets of such societies, was made considering that when there is evidence that in permanent way the operations of a company will not produce enough revenues to cover all the costs, even the depreciation of the fixed asset taken as a whole, and when the value books of this real assets is higher to its realization value, these values will be reduced to the recoverable amounts, with charge to the results distant from the exploitation.

  The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the society are not required.

  The investments done in local related companies are shown valued according to the method of the proportionate share in net worth of the investment, recognizing in the results the proportional profit or loss accrued by the issuing company.

  As from year 1998, and according to the provisions indicated in the form letter N1358 issued by the Chilean Superintendencia de Valores y Seguros, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

  Deferred and Income Taxes

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin N60 of the Association of Chilean Accountants and to the form letter N1466 issued by the Chilean Superintendencia de Valores y Seguros.

The Parent company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Likewise, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax legislation or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

o) Trading income

The Company's income are formed by the sale of consumer goods and services, which are entered at their net value of the taxes that impose a tax on them.

  Cash Flow Statement

The cash flow statement included herewith has been prepared according to the direct method. All those short-term investments done as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

  APPLIED ACOUNTING PRINCIPLES

Companies included in the consolidation

		Percentage of participation
RUT	Company Name	31-03-2003			31-03-2002
		Direct	Indirect	Total	Total
79.960.220-2	Compañia Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
88.461.600-K	Adm. de Inversiones y Supermercados Unimarc S.A.	0.0000	0.0000	0.0000	100.0000
87.678.200-6	Comercial Supermercado Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	98.0000	98.0000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercado Rancagua S.A.	0.0000	9.90000	9.9000	100.0000
0-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9549	0.0000	99.9549	99.9549
96.757.830-4	Administradora y Servicios Talcahuano S.A.	0.0000	0.0000	0.0000	100.0000
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.480-4	Administradora de Servicios Unimarc S.A.	0.0000	0.0000	0.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
96.825.920-2	Administradora y Servicios Temuco S.A.	0.0000	0.0000	0.0000	100.0000
96.833.720-3	Administradora y Servicios Chillan S.A.	0.0000	0.0000	0.0000	100.0000
96.833.710-6	Administradora y Servicios de Vigilancia S.A	0.0000	0.0000	0.0000	100.0000
96.336.500-2	Administradora y Serv. Las Tranqueras S.A.	0.0000	0.0000	0.0000	100.0000
96.836.520-7	Administradora y Servicios Cordillera S.A.	0.0000	0.0000	0.0000	100.0000
96.836.510-K	Administradora y Servicios Machali S.A	0.0000	0.0000	0.0000	100.0000
96.785.510-3	Inmobiliaria y Constructora S.A.	0.0000	51.0800	51.0800	51.0800
96.879.010-2	Administradora y Servicios Rancagua S.A.	0.0000	0.0000	0.0000	100.0000
96.879.030-7	Administradora y Servicios Viña del Mar S.A.	0.0000	0.0000	0.0000	100.0000
96.879.090-0	Administradora y Servicios Santiago Part Time S.A.	0.0000	0.0000	0.0000	100.0000
96.879.060-9	Administradora y Servicios Macul S.A.	0.0000	0.0000	0.0000	100.0000
96.879.080-3	Administradora de Supermercados Unimarc S.A.	0.0000	0.0000	0.0000	100.0000
96.879.040-4	Administradora y Servicios Curico S.A.	0.0000	0.0000	0.0000	100.0000
96.879.050-1	Administradora y Servicios Concepcion S.A.	0.0000	0.0000	0.0000	100.0000
96.879.000-5	Administradora y Servicios Maipu S.A.	0.0000	0.0000	0.0000	100.0000
96.879.070-6	Administradora.y Servicios Part Time Providencia S.A.	0.0000	0.0000	0.0000	100.0000
96.836.500-2	Adminstradora Las Tranqueras S.A.	0.0000	0.0000	0.0000	100.0000
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000
96.836.510-k	Administradora y Servicios Machali S.A.	0.0000	0.0000	0.0000	100.0000
96.879.020-K	Administradora y Servicios Oriente S.A.	0.0000	0.0000	0.0000	100.0000
96.913.160-9	Servicios Generales S.A	0.0000	0.0000	0.0000	0.0000
96.797.780-2	Servicios Unimarc Sur S.A.	0.0000	0.0000	0.0000	0.0000
96.798.240-7	Adm. Unimarc Sur S.A.	0.0000	0.0000	0.0000	0.0000
96.898.500-0	Servicios Unimarc S.A.	0.0000	0.0000	0.0000	0.0000
96.898.490-k	Administradora Unimarc S.A.	0.0000	0.0000	0.0000	0.0000

03. ACCOUNTING CHANGES

(3) Accounting Changes

Compared to the previous period, no changes were made in the application of accounting principles, during the first quarterly of 2003 and 2002.

04. NEGOTIABLE SECURITIES

Securities traded at the Stock Exchange and others considered of temporary character have been included under this item, according to the following:

Structure of the Balance

INSTRUMENTS	BOOK VALUE
	31-03-2003	31-03-2002

Shares	0	703
Bonds	0	0
Share of mutual funds	0	0
Share of investment funds	0	0
Promissory Notes of public offer	0	0
Mortgage Bill of Exchange	0	0

Total Negotiable Securities	0	703

05. SHORT AND LONG-TERM DEBTORS

Short and Long-term Debtors

	CIRCULATING							LONG TERM
ITEM	Up to 90 days		More than 90 Until 1 year		Subtotal	Total Circulating (net)
	31-03-2003	31-03-2002	31-03-2003	31-03-2002		31-03-2003	31-03-2002	31-03-2003	31-03-2002
Trade Debtors	1,343,564	310,165	0	0	1,343,564	1,343,564	310,165	0	0
Estimation of bad debts	0	0	0	0	0	0	0	0	0
Notes receivable	2,790,599	2,982,920	0	0	2,790,599	2,454,116	2,727,876	0	0
Estimation of bad debts	0	0	0	0	336,483	0	0	0	0
Sundry debtors	147,668	586,967	0	0	147,668	147,668	586,967	573,050	231,907

							Total long-term Debtors	573,050	231,907

06. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In this item, balances, transactions and effects on results between related companies appeared under the following conditions:

  The balances reflected in a short term are charged or paid as it corresponds

  The current accounts between related companies do not generate collections or interest payment and do not have stipulated readjustment clause.

  The balances of current accounts with related companies do not consolidate in Supermercados Unimarc S.A. holding are kept in UF. (Indexed Unit).

  The balances reflected in a long term have a maturity date on receivable and payable account the second semester of the year 2008. In related leasing the maturity date, is the year 2025.

The breakdown is the following:

Bills receivable and debtors
RUT	COMPANY	SHORT-TERM		LONG -TERM
		31-03-2003	31-03-2002	31-03-2003	31-03-2002

88.541.600-4	Inversiones Errazuriz Ltda.	5,561,930	6,650,311	0	0
94.510.000-1	Renta Nac.Cia. de Seguros Generales S.A.	0	103,652	0	0
0-E	Multideal	299	0	0	0
TOTALS		5,562,229	6,753,963	0	0

Notes and Accounts Payable
RUT	COMPANY	SHORT-TERM		LONG -TERM
		31-03-2003	31-03-2002	31-03-2003	31-03-2002

88.541.600-4	Inversiones Errazuriz Ltda.	0	0	0	0
96.704.480-6	Automotriz Proton S.A.	0	40,858	0	0
94.510.000-1	Rta. Nac. Cia. Seguros Generales S.A.	26,699	50,246	0	0
94.716.000-1	Rta. Nac. Cia. Seguros de Vida S.A.	403,522	54,404	17,217,743	17,565,124
0-E	Unitrade Interamericana	40,763	39,164	0	0
0-E	Cidef Argentina S.A.	0	578,434	0	0
0-E	Puerta Grande	63,968	931	0	0
88.163.300-0	Inversiones Culenar S.A.	688,569	30,645	0	0
79.809.460-2	Inmobiliaria y Const. Nacional S.A.	0	436,412	0	0
0-E	Capillitas	1,059	0	0	0
0-E	Tauro	944,967	0	0	0
TOTALS		2,169,547	1,231,094	17,217,743	17,565,124

06. Balances and Transactions with related entities

Transactions
COMPANY	RUT	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	31-03-2003		31-03-2002
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Inversiones Errazuriz Ltda.	88.541.600-4	Common Adm.	Current accounts receivable S/T	16,534,512	0	7,163,508	0
Soc. Inversiones Financieras Ltda.	79.902.880-8	Common Adm.	Current accounts receivable S/T	2,690,746	0	4,584,147	0
Inconac S.A.	79.809.460-2	Common Adm.	Current accounts receivable S/T	0	0	226,622	33
Gafonac Ltda.	78.776.710-9	Common Adm.	Current accounts receivable S/T	137,954	0	1,690,987	0
Salmones y Pesquera Nacional S.A.	96.850.700-1	Common Adm.	Current accounts receivable S/T	479,946	0	0	0
Cominor Ingenieria y Proyectos S.A.	79.798.670-4	Common Adm.	Current accounts receivable S/T	0	0	0	0
Ingenieria y Computacion S.A.	86.344.500-0	Common Adm.	Trade Debtors	0	0	165	140
Gafonac Ltda.	78.776.710-9	Common Adm.	Trade Debtors	1,079,254	0	319,652	270,892
Corp. de Inv. y Des. Financiero Cidef S.A.	96.923.970-1	Common Adm.	Trade Debtors	0	0	787,809	667,634
Cidef S.A.	96.622.770-2	Common Adm.	Trade Debtors	92,204	0	88,919	75,356
Gafonac S.A.	96.591.240-1	Common Adm.	Current accounts payable S/T	0	0	77,998	0
Gafonac Ltda.	78.776.710-9	Common Adm.	Current accounts payable S/T	453,373	0	1,185,837	0
Inversiones Errazuriz Ltda.	88.541.600-4	Common Adm.	Current accounts payable S/T	15,278,512	0	2,847,217	41,268
Soc. Inversiones Financieras Ltda.	79.902.880-8	Common Adm.	Current accounts payable S/T	3,757,902	0	7,941,112	0
Renta Nacional Cia. Seguros de Vida S.A.	94.716.000-1	Shareholder	Current accounts payable S/T	405,541	0	430,217	0
Comercial Quipac S.A.	86.306.300-0	Common Adm.	Current accounts payable S/T	0	0	0	0
Corp. de Inv. y Des. Financiero Cidef S.A.	96.923.970-1	Common Adm.	Current accounts payable S/T	66,164	0	0	0
Cidef S.A.	96.622.770-2	Common Adm.	Current accounts payable S/T	0	0	0	0
Inconac S.A.	79.809.460-2	Common Adm.	Current accounts payable S/T	0	0	0	0
Cidef Argentina S.A.	96.621.750-2	Common Adm.	Current accounts payable S/T	0	0	0	0
Factoring Contado S.A.	96.751.300-8	Common Adm.	Current accounts payable S/T	0	0	0	00
Unitrade Interamericana	96.621.750-2	Common Adm.	Current accounts payable S/T	40,763	0	0	0
Fruticola Nacional S.A.	79.804.350-1	Shareholders	Current accounts payable S/T	0	0	0	0
Gafonac Ltda.	78.776.710-9	Common Adm.	Payable Invoices	0	0	100,993	85,587
Mercantil Cidef S.A.	96.680.010-0	Common Adm.	Payable Invoices	152,938	0	713,210	604,415
Corp.de Inv.y Des.Financiero Cidef S.A.	96.923.970-1	Common Adm.	Current accounts receivable S/T	2,736,991	0	5,292,568	0
Fruticola Nacional S.A.	79.804.350-1	Shareholders	Trade Debtors	402,212	0	107,522	91,121
Salmones y Pesquera Nacional S.A.	96.850.700-1	Common Adm.	Payable Invoices	85,106	0	165,868	0
Corp.de Inv.y Des.Financiero Cidef S.A.	96.923.970-1	Common Adm.	Payable Invoices	0	0	126,551	0
Inconac S.A.	79.809.460-2	Common Adm.	Payable Invoices	0	0	565,606	0
		Common Adm.	Current accounts receivable S/T	0	0	215,962	183,019

06. Balances and Transactions with related entities

Transactions
COMPANY	RUT	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	31-03-2003		31-03-2002
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Comercial Maule S.A.	79.780.600-5	Common Adm.	Current accounts receivable S/T	53,689	0	150,324	127,394
SCM Cosayach I Region	96.630.310-7	Common Adm.	Current accounts receivable S/T	0	0	78,157	66,235
Corp.de Inv.y Des.Financiero Cidef S.A.	96.923.970-1	Common Adm.	Payable Invoices	108,339	0	509,749	431,991
Salmones y Pesquera Nacional S.A.	96.850.700-1	Common Adm.	Trade Debtors	0	0	56,145	0
Renta Nacional Cia. Seguros de Vida S.A.	94.716.000-1	Shareholders	Current accounts receivable S/T	0	0	375,276	0
Agricola Paredones Ltda.	96.630.320-4	Common Adm.	Current accounts receivable S/T	105,964	0	1,019,540	0
Renta Nacional Cia. Seguros Grales. S.A.	94.510.000-1	Shareholders	Current accounts receivable S/T	0	0	105,855	0
Servicios y Tecnologia S.A.	96.894.000-7	Common Adm.	Current accounts receivable S/T	0	0	0	0
Salmones de Chile S.A.	96.914.410-7	Common Adm.	Current accounts receivable S/T	1,411,903	0	0	0
Industria Forestal Nacional S.A.	96.524.230-9	Common Adm.	Current accounts receivable S/T	497,627	0	0	0
Gafonac S.A.	96.591.240-1	Common Adm.	Current accounts receivable S/T	0	0	0	0
Cidef Comercial S.A.	79.780.600-5	Common Adm.	Current accounts receivable S/T	2,609,180	0	0	0
UMS S.A.	96.509.820-8	Common Adm.	Current accounts receivable S/T	4,741,767	0	0	0
Enapesca S.A.	96.540.500-3	Common Adm.	Current accounts receivable S/T	0	0	0	0
Minera Copiapo S.A.	96.623.750-3	Common Adm.	Current accounts receivable S/T	0	0	0	0
Alimentos Nacionales S.A.	96.587.510-7	Shareholders	Trade Debtors	56,474	0	0	0
Pesquera Bahia Coronel S.A.	96.657.460-7	Common Adm.	Current accounts receivable S/T	0	0	0	0
Agricola Pichilemu Ltda.	78.776.810-5	Common Adm.	Current accounts receivable S/T	86,969	0	0	0
Inversiones Culenar S.A.	88.163.300-0	Common Adm.	Current accounts receivable S/T	4,706,661	0	0	0
Salmones y Pesquera Nacional S.A.	96.850.700-1	Common Adm.	Current accounts receivable S/T	0	0	0	0
Impresos Loma Blanca S.A.	96.574.110-0	Common Adm.	Current accounts receivable S/T	0	0	0	0
SCM Cosayach I Region	96.630.310-7	Common Adm.	Current accounts receivable S/T	1,115,164	0	0	0
Pesquera Bahia Coronel S.A.	96.657.460-7	Common Adm.	Current accounts receivable S/T	0	0	0	0
Mercantil Cidef S.A.	96.680.010-0	Common Adm.	Current accounts receivable S/T	0	0	0	0
Salmones de Chile S.A.	96.914.410-7	Common Adm.	Current accounts receivable S/T	1,831,858	0	0	0
SAGF Las Cruces Ltda.	78.791.770-4	Common Adm.	Current accounts receivable S/T	0	0	0	0
Esparragos de Valdivia S.A.	79.838.780-4	Common Adm.	Current accounts receivable S/T	136,023	0	0	0
UMS S.A.	96.509.820-8	Common Adm.	Current accounts receivable S/T	2,210,288	0	0	0
Agricola Pichilemu Ltda.	78.776.810-5	Common Adm.	Payable Invoices	0	0	0	0
Inconac S.A.	79.809.460-2	Common Adm.	Payable Invoices	641,394	0	0	0
Impresos Loma Blanca S.A.	96.574.110-0	Common Adm.	Payable Invoices	138,395	0	0	0
UMS S.A.	96.509.820-8	Common Adm.	Payable Invoices	3,612,935	0	0	0
Pesquera Bahia Coronel S.A.	96.657.460-7	Common Adm.	Payable Invoices	0	0	0	0

06. Balances and Transactions with related entities

Transactions
COMPANY	RUT	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	31-03-2003		31-03-2002
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Supermercados Hipermarc S.A.	0-E	Common Adm.	Current accounts receivable S/T	286,047	0	0	0
Inversiones Culenar S.A.	88.163.300-0	Common Adm.	Current accounts receivable S/T	2,382,942	0	0	0
Adm. de Inv. y Sup. Unimarc S.A.	88.461.600-K	Common Adm.	Current accounts receivable S/T	11,062,543	0	0	0
Interagro Comercio y Ganado S.A.	88.486.800-9	Common Adm.	Current accounts receivable S/T	1,456,117	0	0	0
Compañia Salitre y Yodo	96.630.310-7	Common Adm.	Current accounts receivable S/T	1,247,660	0	0	0
Administradora Unimarc Sur S.A.	96.798.240-7	Common Adm.	Current accounts receivable S/T	278,985	0	0	0
Adm. y Servicios Unimarc S.A.	96.799.480-4	Common Adm.	Current accounts receivable S/T	1,102,322	0	0	0
Administradora Unimarc S.A.	96.898.490-K	Common Adm.	Current accounts receivable S/T	273,112	0	0	0
Servicios Generales S.A.	96.913.160-9	Common Adm.	Current accounts receivable S/T	129,331	0	0	0
Ingenac S.A.	86.998.400-0	Common Adm.	Current accounts receivable S/T	165,886	0	0	0
Interagro Comercio y Ganado S.A.	88.486.800-9	Common Adm.	Trade Debtors	194,446	0	0	0
Viñedos Errazuriz Ovalle S.A.	96.822.650-9	Common Adm.	Trade Debtors	326,803	0	0	0
Vigilancia Unimarc S.A.	96.974.850-9	Common Adm.	Trade Debtors	104,556	0	0	0
Administradora de Supermercados S.A.	86.360.500-8	Common Adm.	Current accounts payable S/T	9,605,087	0	0	0
Adm. de Inv. y Sup. Unimarc S.A.	88.461.600-K	Common Adm.	Current accounts payable S/T	8,810,067	0	0	0
Interagro Comercio y Ganado S.A.	88.486.800-9	Common Adm.	Current accounts payable S/T	2,779,691	0	0	0
Adm. y Servicios Unimarc S.A.	96.799.480-4	Common Adm.	Current accounts payable S/T	641,103	0	0	0
Cidef Comercial S.A.	79.780.600-5	Common Adm.	Current accounts payable S/T	212,523	0	0	0
Inversiones Pozo Almonte S.A.	96.542.240-4	Common Adm.	Current accounts payable S/T	772,960	0	0	0
Tauro	0-E	Common Adm.	Current accounts payable S/T	944,966	0	0	0
Gafonac S.A.	96.591.240-1	Common Adm.	Payable Invoices	418,355	0	0	0
Salmones y Pesquera Nacional S.A.	96.850.700-1	Common Adm.	Payable Invoices	513,309	0	0	0
Administradora Unimarc S.A.	96.898.490-K	Common Adm.	Payable Invoices	175,465	0	0	0
Fruticola Viluco S.A.	78.724.830-6	Common Adm.	Payable Invoices	106,145	0	0	0

07. INVENTORIES

At March 31, 2003 and 2002, the structure of the inventories item is the following:

Items	2003	2002
	M$	M$

Inventories	10,505,690	11,243,451
Imports in transit	42,029	600,917

Total	10,547,719	11,844,368

08. Income and Deferred Taxes

Deferred Taxes

ITEMS	31-03-2003				31-03-2002
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORAL DIFFERENCES
Provision for bad debts	59,766	45,762	0	0	5,847	23,386	0	0
Deferred income	0	0	0	0	0	0	0	0
Holidays provisions	7,763	0	0	0	65,062	0	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	0	15,203	16,565	0	29,865	119,460	0	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed Assets Depreciation	0	0	251,266	1,019,308	0	0	423,948	1,769,685
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	18,224	0	0	21,833	25,490	2,367	0	0
Tax losses of the period	0	0	0	0	0	0	0	0
Accumulated tax losses	0	5,764,686	0	0	546,351	3,338,892	0	0
Profit from Leaseback difference	60,345	248,695	0	0	9,814	261,311	0	0
Prepaid Expenses	0	0	91,466	0	0	0	155,857	0
Difference exchange rate	0	0	0	0	0	0	0	0
OTHERS
Related Accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	0	0	0	0	0	0	0

TOTALS	146,098	6,074,346	359,297	1,041,141	682,429	3,745,416	579,805	1,769,685

08. INCOME AND DEFERRED TAXES

Income Tax

Items	31-03-2003	31-03-2002

Current tax expenses (tax provision)	0	0
Tax expenses adjustment (previous business year)	0	0
Effect by assets or liabilities due to deferred tax of period	(317,037)	206,789
Tax benefits due to tax losses	192,821	0
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	(124,216)	206,789

09. OTHER CURRENT ASSETS

At March 31, 2003 and 2002, the following concepts are shown under this item:

Items	2003	2002
	M$	M$

Leasing and Insurance deferred VAT	13,631	29,702
Other	55,434	6,819
Customer Duty	20,762	160,859
Total	89,827	197,380

10. FIXED ASSETS

At March 31, 2003 and 2002, within the fixed assets the following balances are included. Its information is the following:

Fixed Assets
ITEMS	2003 M$			2002 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	45,423,106	0	45,423,106	49,244,586	0	49,244,586
Construction and infrastructure works	65,893,966	(6,173,117)	59,720,849	67,720,286	(5,133,425)	62,586,861
Machinery and Equipment's equipment	22,250,265	(7,216,156)	15,034,109	31,044,382	(13,658,588)	17,385,794

Other Fixed Assets

Furniture and Fixtures	4,280,659	(1,959,808)	2,320,851	8,652,726	(5,401,112)	3,251,614
Facilities	11,773,912	(3,537,673)	8,236,239	11,992,233	(4,081,158)	7,911,075
Works in progress	1,969,843	0	1,969,843	1,876,002	0	1,876,002
Assets in Leasing	19,523,505	(1,716,018)	17,807,487	19,546,425	(1,132,193)	18,414,232
Other Fixed Assets	0	0	0	117,235	0	117,235

Totals	171,115,256	(20,602,772)	150,512,484	190,193,875	(29,406,476)	160,787,399

Assets in Leasing

Leasing Company	Assets	Amount M$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	SM La Reina	1,580,498	237	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	3,015	37	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	5,007	35	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	6,543	35	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	1	35	10-04-05	US$+TIP
Cit Leasing Chile Ltda.	Computational Equipment	13,691	48	04-03-04	US$+TIP
Renta Nacional Compañia de Seguros de Vida S.A.	SM La Florida	17,463,643	300	05-12-25	UF+TIP
Hewlett Packard S.A.	Computational Equipment	61,130	35	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	134,034	35	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	181,046	35	10-04-05	US$+TIP
Hipermerc Argentina	Computacional Equipment	1	35	10-04-05	US$+TIP
HSBC Bank USA	Machinery and Equipment	61,786		01-01-03	UF+0.95%
Hipermarc Argentina	Machinery and Equipment	125,537
Deferred Profit Lease Back	SM La Florida	(1,828,645)

Totals		17,807,287

  Investments in Related Companies

Breakdown of Investments

The breakdown of investments in related companies is the following:

RUT	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					31-03-03	31-03-02	31-03-03	3131-03-02	31-03-03	31-03-02	31-03-03	31-03-02	31-03-03	31-03-02	31-03-03	31-03-02	31-03-03	31-03-02
96.621.750-2	Smac Ltda.	CHILE	PESOS	0	0,0000	0,0000	0	0	0	0	0	0	0	0	0	0	0	0

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin N42 of the Association of Chilean Accountants, essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

  Lower value of Supermercados Hipermarc S.A.

  On December 20, 1999, to Celimar Internacional S.A. (minority shareholder of Supermercados Hipermarc S.A.) was bought its participation in this company on the amount of US$21,000,000. This amount corresponds to 16.32675% of the company's equity. This operation generated a lower book value of M$9,088,538 (historic figure)

  Lower value of Inmobiliaria de Supermercados S.A.

  On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company on the amount of M$11,500,977 (Historic figure), augmenting its participation at 99.999%. At the closing of ISSA's financial statement the fixed assets are included at its original value, without considering the expertise appraisal done when ISSA was set-up. Therefore, under the item lower value of the investment it had to be amortized the shares purchase of ISSA S.A. the value paid to third parties when the company was acquired. Considering in its equity the assets previously assessed, this operation generated a lower value of M$7,634,664. (historic figure).

  Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. that afterwards was modified to the present Unimarc Abastecimientos S.A. Currently, this company works as a warehouse of merchandise for the sale in supermarkets.

The breakdown of this item is the following:

12. LOWER AND HIGHER VALUE OF THE INVESTMENT

Lower Value

RUT.	COMPANY	31-03-2003		31-03-2002
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

88.486.800-9	Interagro Comercio y Ganado S.A.	0	0	0	0
96.621.750-2	Supermercados Hipermerc S.A.	205,593	8,588,677	182,236	9,298,322
96.799.180-5	Inmob. de Supermercados S.A.	112,644	6,045,204	111,826	6,488,284
94.146.000-3	Comercial Las Dalias S.A.	0	0	0	0
88.627.400-9	Unimarc Abastecimientos S.A.	21,151	1,297,286	21,257	1,383,522
96.898.490-k	Administradora Unimarc S.A.	0	0	5,790	434,257
96.898.500-0	Servicios Unimarc S.A.	0	0	0	0
96.798.240-7	Administradora Unimarc Sur S.A.	0	0	0	0
96.797.780-2	Servicios Unimarc Sur S.A.	0	0	0	0
96.619.940-1	Transportes Santa Maria S.A.	0	0	0	0
96.800.910-9	Publicidad y Promoc. Unimarc S.A.	0	0	0	0
87.678.100-K	Comercial Unimarc S.A.	0	0	0	0
Total		339,388	15,931,167	321,109	17,604,385

Higher Value

RUT.	COMPANY	31-03-2003		31-03-2002
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

96.785.510-3	Inmobiliaria y Constructora S.A.	5	4,520	4,720	0
96.913.160-9	Servicios Generales S.A.	0	0	0	0
86.360.500-8	Adm. de Supermercados S.A.	1,061	41,139	0	0

Total		1,066	45,659	4,720	0

13. OTHERS (ASSETS)

At March 31, 2003 and 2002, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following breakdown:

Items	2003	2002
	M$	M$

Warranties	299,785	571,941
Computational System Project	887,972	1,345,759
Other Taxes to be recovered from Subsidiary in Argentina	793,891	53,867
Other long-term Assets	279,351	99,818

Total	2,260,999	2,071,385

  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

  Short - Term

  At March 31, 2003 and 2002, the breakdown of the in force obligations with banks and financial institutions is the following:
RUT	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENES		OTHER FOREIGN CURRENCIES		UF
		31-03-03	31-03-02	31-03-03	31-03-02	31-03-03	31-03-02	31-03-03	31-03-02	31-03-03	31-03-02	31-03-03	31-03-02	31-03-03	31-03-02
Short Term (code 5.21.10.10)
97.041.000-7	BankBoston	16,309,667	15,350,532	0	0	0	0	0	0	0	0	0	0	16,309,667	15,350,532
96.621.750-2	Banco do Brasil	0	0	0	0	0	0	0	0	1,525,417	3,219,249	701,394	0	2,226,811	3,219,249
97.036.000-K	Banco Santiago	0	0	0	0	0	0	0	0	0	1,158,438	1,114,818	0	1,114,818	1,158,438
97.051.000-1	Banco del Desarrollo	2,666,906	3,824,953	0	0	0	0	0	0	0	1,199,340	435,568	0	3,102,474	5,024,293
96.621.750-2	Banco Sudameris	0	0	0	0	0	0	77,898	59,347	0	0	0	0	77,898	59,347
96.621.750-2	Lloyds Bank	0	0	0	0	0	0	35,328	34,914	0	0	0	0	35,328	34,914
97.032.000-8	BBVA Banco BHIF	0	0	0	0	0	0	0	0	69,025	0	0	0	69,025	0
96.621.750-2	Banco One	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	Santiago Factoring	0	0	0	0	0	0	0	0	0	0	0	1,063,807	0	1,063,807
96.621.750-2	Hispanoamericano	84,665	0	0	0	0	0	0	0	0	0	0	0	84,665	0
	Others	0	0	0	0	0	0	0	627	0	0	0	0	0	627

	Totals	19,061,238	19,175,485	0	0	0	0	113,226	94,888	1,594,442	5,577,027	2,251,780	1,063,807	23,020,686	25,911,207

	Debt Capital Amount	19,016,647	19,147,819	0	0	0	0	113,226	94,888	1,504,088	5,454,140	2,243,095	1,063,807	22,877,056	25,760,654

	Annual Average Interest Rate	4.1%	9.0%	0%	0%	0%	0%	0%	0%	8.1%	9%	9%	0%
Long Term - Short Term (code 5.21.10.20)
97.032.000-8	BBVA Banco BHIF	0	0	0	0	0	0	0	0	0	213,271	0	0	0	213,271
97.032.000-8	Corp Banca	0	0	0	0	0	0	0	0	483,803	453,279	0	0	483,803	453,279
97.015.000-5	Banco Santander	0	0	0	0	0	0	0	0	0	662,292	0	0	0	662,292
96.621.750-2	KfW	206,165	748,607	0	0	0	0	0	0	0	0	0	0	206,165	748,607
96.621.750-2	Hispanoamericano	0	102,180	0	0	0	0	0	0	0	0	0	0	0	102,180
96.621.750-2	Export-Import Bank	159,810	237,070	0	0	0	0	0	0	0	0	0	0	159,810	237,070
96.621.750-2	Societe Generale	0	179,380	0	0	0	0	504,964	0	0	0	0	0	504,964	179,380
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	41,484	38,416	0	0	41,484	38,416
96.621.750-2	Sudameris	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Other	0	0	0	0	0	0	0	0	0	0	0	0	0	0

	Totals	365,975	1,267,237	0	0	0	0	504,964	0	525,287	1,367,258	0	0	1,396,226	2,634,495

	Debt Capital Amount	289,830	1,029,677	0	0	0	0	250,011	0	505,434	1,315,443	0	0	1,045,275	2,345,120

	Annual Average Interest Rate	6.5%	6.5%	0%	0%	0%	0%	6.0%	0%	8.1%	8.0%	0%	0%

Percentage of Obligations in foreign currency (%)			82.1000
Percentage of Obligations in national currency (%)			17.9000

  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

Long-term

At March 31, 2003 and 2002, the breakdown of the in force obligations with banks and financial institutions is the following:
RUT	Bank or Financial Institutions	YEARS TO MATURE							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment	More than 1	More than 2	More than 3	More than 5	More than 10 years		Total long term at Financial Statement closing	Average annual Interest rate	Total long term at Financial Statement Closing
		Currency	Up to 2	Up to 3	Up to 5	Up to 10	Amount	Term
97.023.000-9	Corp Banca	UF	494,842	526,825	560,461	597,891	598,514	0	2,778,533	8.0	3,275,245

97.051.000-5	Banco Santander	UF	0	0	0	0	0	0	0	0.0	164,760

96.621.750-2	KfW	Dollars	405,537	550,372	1,100,743	2,751,858	275,191	10	5,083,701	4.3	5,523,269

96.621.750-2	Hispanoamericano	Dollars	0	0	0	0	0	0	0	0.0	75,799

96.621.750-2	Export-Import Bank	Dollars	40,967	0	0	0	0	0	40,967	4.9	55,116

97.018.000-1	Scotiabank Sudamericano	UF	43,716	38,969	0	0	0	0	82,685	8.0	121,475

96.621.750-2	Societe generale	Dollars	0	0	0	0	0	0	0	0.0	222,402
		Other currencies	103,453	25,863	0	0	0	0	129,316	6.0	0

TOTALS			1,088,515	1,142,029	1,661,204	3,349,749	873,705		8,115,202		9,438,066

Percentage of Obligations in foreign currency (%)	64.7400
Percentage of Obligations in national currency (%)	35.2600

16. PROVISIONS AND PENALTIES

Penalties

Concerning penalties, they do not exist in the parent company and its subsidiaries to the end of the period of these financial statements.

Provisions

At March 31, 2003 and 2002, the breakdown of this item is the following:

Items	2003	2002
	M$	M$

Holidays Provisions	38,056	379,821
Expenses Provisions	56,250	17,518
Judgement Provisions	22,107	237,079
Other	342,542	111,605

Total	458,955	746,023

17. OTHER LONG-TERM LIABILITIES

This item corresponds to the income received in advance for the 10 years rental of the Supermarkets premises in Argentina. During the year 2003, the amount to be accrued is shown under the current liabilities in the item Income received in advance.

Items	Short-term		Long-term
	2003	2002	2003	2002
	M$	M$	M$	M$

Income received in advance (Hipermarc)	308,898	279,312	1,551,793	1,745,702

Total	308,898	279,312	1,551,793	1,745,702

  MINORITY INTEREST

The following amounts are shown below this item: M$78,470 and M$86,880 at March 31, 2003 and 2002, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following detail:

Company	Percentage of Share		Amount
	2003	2002	2003	2002
	%	%	M$	M$

Administradora de Supermercados S.A.	0.06400	0.06400	6,161	6,623
Transportes Santa Maria S.A.	2.00000	2.00000	(2,149)	736
Comercial Sm Santiago S.A.	1.00000	1.00000	2,961	3,318
Unimarc Organizacion y Serv. S.A.	0.04500	0.04500	21,840	23,128
Inmobiliaria y Supermercados S.A.	0.00004	0.00006	10	17
Inmobiliaria y Constructora S.A.	48.92000	48.92000	49,643	53,053
Supermercados Hipermarc S.A.	0.00001	0.00001	4	5

Total			78,470	86,880

19. CHANGES IN THE EQUITY

The equity variations of the 2003 and 2002 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by Unimarc Organizacion y Servicios S.A. subsidiary that amounted to M$526,757 and M$1,127,702 at March 31, 2003 and 2002, respectively. The investments was kept in a foreign subsidiary (Supermercados Hipermarc S.A.) according to the provisions indicated in the Technical Bulletin N64 of the Association of Chilean Accountants, regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC and Dollar.

19. Changes in the Equity

	31-03-2003						31-03-2002
Item	Paid in Capital	Capital Revalorization Reserves	Share premium	Other Reserves	Accumulated Profit or Loss	Period Result	Paid in Capital	Capital Revalorization Reserves	Share premium	Other Reserves	Accumulated Profit or Loss	Period Profit/Loss
Opening balance	55,873,978	0	28,578,842	2,572,572	25,059,482	(311,982)	54,246,581	0	27,746,448	1,105,275	24,445,018	0
Previous period profit or loss distribution	0	0	0	0	(311,982)	311,982	0	0	0	0	0	0
Previous period final dividend	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0		0
Profits and/or reserves capitalization	0	0	0	0	0	0	0	0	0	0	0	0
Period of Development Accumulated Deficit	0	0	0	0	0	0	0	0	0	0	0	0
Accumulated Readjustment due to translation difference	0	0	0	526,757	0	0	0	0	0	1,127,702	0	0
Equity Revaluation	0	279,370	142,894	12,863	123,737	0	0	(216,986)	(110,986)	(4,421)	(97,780)	0
Period Profit or Loss	0	0	0	0	0	(2,521,161)	0	0	0	0	0	3,517,476
Interim Dividends	0	0	0	0	0	0	0	0	0	0	0	0
Closing Balance	55,873,978	279,370	28,721,736	3,112,192	24,871,237	(2,521,161)	54,246,581	(216,986)	27,635,462	2,228,556	24,347,238	3,517,476
Updated Balances	0	0	0	0	0	0	56,307,951	(225,231)	28,685,610	2,313,241	25,272,433	3,651,140

19. CHANGES IN THE EQUITY

Number of Shares
SERIE	NUMBER OF SUBSCRIBED SHARES	NUMBER OF FULL-PAID SHARES	NUMBER OF VOTING SHARES
UNIQUE	1,261,849,619	1,261,849,619	1,261,849,619

Capital (amount-M$)
SERIE	SUBSCRIBED CAPITAL	PAID-IN CAPITAL
UNIQUE	56,153,348	56,153,348

  OTHER NON-OPERATING INCOME AND EXPENSES

  At March 31, 2003 and 2002, the breakdown of this item is formed as follows:

  Other non-operating income

Items	2003 M$	2002 M$

Rentals stores	752	6,539
Rentals computational services	0	3,309
Discount sales	0	2,060
Cash balance surplus	21,678	6,308
Profits from assets sale	570,838	0
Other non-operating income	115,964	35,552
Total	709,232	54,368

  Other Non-operating Expenses

Items	2003 M$	2002 M$

Penalties and sanctions	1,064	2,821
Cash account shortage	840	2,063
Other non-operating expenses	14,887	466,267

Total	16,791	471,151

  MONETARY CORRECTION

  Monetary correction:
	Readjustment index	31-03-2003	31-03-2002

Assets (charges/credits)
Inventories		$0	0
Fixed assets		$487,301	(433,817)
Investments in related companies		$102,733	(70,776)
Other current assets		$0	0
Related companies accounts		$0	(41,595)
Other non-monetary assets		$20,590	(7,549)
Costs and expenses accounts		$108,192	(25)
Total (charges) credits		718,816	(553,762)

Liabilities (charges)/credits
Equity		$(558,864)	446,520
Related companies accounts	$, UF	(2,297)	0
Bank obligations	UF	(11,781)	22,192
Minority interest		$200,657	(88,631)
Non-monetary liabilities	$, UF	(174,448)	(451,786)
Income accounts		$(120,246)	0
Total (charges) credits	-	(666,979)	(71,705)

(Loss) profit due to price-level restatement		51,837	(625,467)

  EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		31-03-2003	31-03-2002

Assets (Charge) Credit
Related Co. Account Receivable	Dollar	164,046	(8,579,800)
Result by Argentinean subsidiary translation	Dollar	0	14,551,746
Other non-monetary assets	Dollar	2,344	0
Related Co. Account Receivable	$ Argentine	0	0
Total (Charges) Credits		166,390	5,971,946

Liabilities (Charges) Credits
Bank Obligations	Dollar	(388,033)	(13,912)
Other non-monetary liabilities	Dollar	(16,844)	253,667
Results for Conversion Argentinean Filial	Dollar	(566,812	0
Total (Charges) Credits		(971,689)	239,755

(Loss) Profits due to Exchange rate differences		(805,299)	6,211,701

23. CONTINGENCIES AND RESTRICTIONS

(a) Direct Commitments

a. 1 BBVA Banco BHIF

The balance of the obligation at March 31, 2003 is M$69,025, which creditor is BBVA Banco BHIF. The obligation claimed corresponds to the balance of the original credit amounting to 55,776 unidades de fomento (U.F.: Indexed Units) of capital at April 27, 1991. On May 18, 2003, it was paid the amount of $192,344,683, corresponding to the owed capital. To date is pending to determine the accrued interests by which the amount of MS 69,025 was guarantee.

The problem arises when Supermercados Unimarc S.A. considered this debt as finished offsetting it with the results of the Adjustment Account agreed on July 23, 1989, originated by the sale of the ex Banco Nacional shares to the Said Group. The bank today named BBVA Banco Bhif was in charge of these obligations, which have not been fulfilled. Though the Bank is obliged to, it has not rendered accounts of the administration of the credits included in the Adjustment Accounts, originating the lawsuit.

The item mortgaged are a set of vehicles (trucks and vans) of property Transportes Santa Maria S.A., an associated company. Up to date, the credit appears as unfulfilled because of the controversy between such Bank and the Inverraz Group regarding the differences between the parties about the balance of the price in the sale of the ex Banco Nacional, which steps are being followed at an arbitral court.

On the other hand, currently there are several lawsuits between BBVA Banco BHIF and the companies of the Errazuriz Group. The origin is the acquisition of the ex Banco Nacional and the rearrangement of the debts of several companies, among which is Supermercados Unimarc S.A.

The complaints regarding the financial claim by the selling companies of the ex Banco Nacional, including Supermercados Unimarc S.A. are following the proceedings before the arbitrators Messrs. Samuel Lira Ovalle and Arnaldo Gorziglia Balbi. All these complaints are following their corresponding steps with the exception of ten of them which award has favored the companies of the Errazuriz Group. The verdict stipulates the Bank has to additionally pay amounts higher than U.F. 50,000. As far as the Bank concern it appears claiming a summary proceeding on the amount of MS$183,336. This claim has been opposed with the payment exemptions and compensations agreed by a contract. Besides, during the month of November 2000 such Bank did not accept the procedure of payment into court, though the proceeds of arbitral suits should be addressed to pay such obligations. In this summary proceeding was delivered an executive and attachment mandate that affected the property located in Manquehue street. This does not affect the normal operation of the supermarket. Such attachment corresponds to the direct effect of the presentation of an executive suit and this executive suit will have to be released.

(i) Complaints that are following their proceedings at the Arbitral seat:

Currently, there are 27 complaints - Arbitral Notebooks: each notebook carries the name of Notebook N 1 to 27, plus a Book Notebook and other one named Main Notebook. The 27 arbitral notebooks and the main notebook have their origin in the non-payment of the Ex-Banco Nacional shares price, sale done according to the shares sale contract dated July 23, 1989, subscribed before the Notary Public Mr. Andres Rubio Flores. The Book Notebook has its origin in the publication, issue and distribution of the book "The Secrets of Fra Fra" done by the executives and Directors of the BBVA Banco Bhif Bank. The publication, issue and distribution of this book were forbidden by judicial resolution. This lawsuit pursues the indemnity for the damages of the publication.

(ii) The legal statue or stage of each notebook is the following:

Notebook N1, favorable award

Notebook N2, favorable award

Notebook N3, favorable award

Notebook N4, award

Notebook N5, favorable award

Notebook N6, favorable award

Notebook N7, favorable award

Notebook N8, the final award is pending

Notebook N9, award

Notebook N10, favorable award

Notebook N11, the final award is pending

Notebook N12, favorable award

Notebook N13, in stage of proof

Notebook N14, in stage of proof

Notebook N15, in stage of proof

Notebook N16, it is pending for citation to hear the judgment

Notebook N17, award

Notebook N18, in stage of proof

Notebook N19, in stage of proof

Notebook N20, in stage of proof

Notebook N21, in stage of discussion

Notebook N22, in stage of discussion

Notebook N23, in stage of proof

Notebook N24, in stage of discussion

Notebook N25, in stage of proof

Notebook N26, in stage of discussion

Notebook N27, in stage of discussion

Book Notebook, is in the stage to receive the cause for proof.

Main Notebook, it is a pre-judicial measure. It is under ordinary proceeding.

(iii) Regarding the amounts involved.

In the complaints pursue before the Arbitrator Judges, the overall addition amounts to U.F. 1,240,250 (Indexed Units), plus interests and readjustments.

a.2 Scotiabank Sud Americano

Mortgage Guarantee in favor of a credit granted by Scotiabank Sud Americano for buildings and constructions of Supermarket Viña San Martin. Its net book value is M$503,327 for the credit amounting to M$124,169 at March 31, 2003.

a.3 Corp Banca

Mortgage guarantee over Supermarkets Maipu I, Maipu II and Manuel Montt, property of associated company Inmobiliaria de Supermercados S.A., which book values amounts to M$ 1,656,602, M$ 2,736,025 and M$ 1,188,318, respectively. The guarantee is for the credits granted by Corp Banca amounting to M$3262,336 at March 31, 2003.

a.4 Banco del Desarrollo

On March 31, 2003 the subsidiary company, Inmobiliaria de Supermercados S.A. gave a mortgage over its real estate called Concepcion and Cordillera. This operation was done to guarantee to Banco del Desarrollo the obligations of Supermercados Unimarc S.A. and their subsidiary has or will have in the future. The book values of each one is the amounts to M$ 2,477,872 and M$ 3,390,735, respectively. The guarantee is for the credits granted by Banco del Desarrollo amounting to M$435,568 as March 31, 2003.

a.5 BankBoston Bank

At the closing date of these financial statements, the credit on the amount of US$22,256,342.09 at March 31,2003, the payment of its interests is updated, and is fully in force at June 13, 2003.

On December 29, 1998, related with this debt, the company gave as warrantee some forestry assets which owners are related companies, through common owners, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Ltda. (before Forestal Regional S.A.). Their partners, in each case, approved the terms of these warrantees as well as the corresponding Shareholders' Extraordinary Meetings of these companies.

Also the parties indicated that they signed an amendment to the original Credit Agreement, called "18th Amendment to Credit Agreement ", due to which the debt will be restructured to a long term period once fulfilled the conditions indicated in the above mentioned instrument. The term of fulfillment of the above-mentioned conditions is August 4, 2003.

Besides the above mentioned, on May 13, 2003 it was paid the installment with maturity date on May 15, 2003 which amounted to US$250,000 and the corresponding accrued interests. Then, when the present financial statements were issued the capital amounted to US$22,006,342.09.-

a.6. Kreditanstalt für Wiederaufbau (KFW)

On June 11, 2002, the German Bank Kreditanstalt Fur Wiederaufbau (KFW) request the bankruptcy of Supermercados Unimarc. Such request has been brought through Law of Bankruptcy in Chile N 18.175, before the Seventh Civil Court of Santiago, under the serial number 2558-2002. The KFW requested the bankruptcy for unpaid promissory notes on the amount of US$2 million.

The current stage of the lawsuit is finished, due an Agreement called "Transaction Agreement and Action Waiving", signed as October 23, 2002 between both parties, which was authorized by the Judge of Civil Court of Santiago.

As an Agreement, Supermercados Unimarc S.A. y KFW signed two Rescheduling Agreements, that rescheduling the loans, and the balances as March 31, 2003, the amounting is US$ 7.2 millions.

As a warranty was given a part of the set of goods imported under these credits, namely cold storage and bakery equipment, illumination equipment, shelves, check-out, air-conditioning equipment and supermarket carriages, that are contain in the next invoices:

Invoice 56-5184-0001-01 CCC Machinery G., items of property Linde brand

Invoice 56-5184-0001-02 CCC Machinery G., items of property Linde brand

Invoice 56-5184-0001-03 CCC Machinery G., items of property Linde brand

Invoice 56-5184-0001-04 CCC Machinery G., items of property Linde brand

Invoice 56-5184-0007-01 CCC Machinery G., items of property AEG Lichttechnik brand

Invoice 56-5184-0008-01 CCC Machinery G., items of property AEG Lichttechnik brand

Invoice 56-5184-0005-01 CCC Machinery G., items of property Cefla brand

Invoice 56-5184-0005-02 CCC Machinery G., items of property Cefla brand

Invoice 56-5184-0003-01 CCC Machinery G., items of property Miwe brand

Invoice 56-5184-0002-01 CCC Machinery G., items of property Trane Export LLC brand

Invoice 56-5184-0017-01 CCC Machinery G., items of property Artok brand

  Guarantees received from third parties.

b.1. Banco Do Brasil

With the purpose to guarantee the loans granted for Banco do Brasil, the subsidiaries companies Inverraz Ltda., Salmones y Pesquera Nacional S.A. (before Pesquera Nacional S.A.), Sociedad Contractual Minera Cosayach I Region, Pesquera Bahia Inglesa S.A. y Fruticola Viluco Ltda., mortgage real estate of their property. The guarantee is for the credits granted by Banco do Brasil amounting to M$ 2,226,811 at March 31, 2003. The real estate gave in guaranty are Land Zapallar, P.A.M. Javier, P.A.M. Matias, P.A.M. Carolina III, Estacamentos Kerima y La Palma, and 58 piece of ground of Land Viluco.

b.2 BBVA Banco BHIF

Besides the guaranty gave for Transportes Santa Maria S.A., the associated company Comercial Maule S.A., gave a group of vans for guaranty the debt of Supermercados Unimarc with that Bank.

(c) Indirect Commitments

c.1. The Company and other subsidiaries companies of Inversiones Errazuriz Ltda. have informed from 1994 and 1996, regarding their guarantor condition in the payment obligations of Inverraz Ltda. with State Street Bank and Trust Company, dated in those years, by the amount of MUS$45,556 and MUS$65,000 respectively. As it was stated the guarantee of the Company is limited to MUS$13,689 for the credit of the year 1994 and to MUS$25,230 for the credit of the year 1996. These limits would increased, due to the bankruptcy or liquidation of one or other guarantors, once concluded the respective proceeding that could be initiated against those, and be liquidated those other companies.

On March 25, 2001, Inverraz Ltda. has informed that the creditor has initiated legal actions in the United States regarding these two obligations. Inverraz Ltda. attorney also informed that there are some pending appeals to the resolutions pronounced by the Prosecuting Judge which is in charge of the case in this country. Concerning this, is pending of definition the circuit in which the so mentioned appeal with the corresponding proceeding should be known. Although the appeal was presented, the parties have not submit their respective petitions, due to the term period are still in force.

c.2. On December 31, 1998, the Company becomes co-debtor and surety of the obligations assumed by Inmobiliaria y Constructora Nacional S.A., in order to warrantee its obligations with Banco Santiago amounting to M$6,324,900, as March 31, 2003. The purpose is to finance the construction of supermarkets for Supermercados Unimarc S.A.

Likewise, on July 16, 1998, the property of Inmobiliaria de Supermercados S.A., the real estate named Providencia, was given as a guarantee in order to guarantee Banco Santiago, present or future obligations that Inmobiliaria y Constructora Nacional S.A. may acquire for an amount up to US$1,000,000.

c.3. On October 10, 1998, the company becomes a co-debtor and surety of the obligations assumed by Inmobiliaria y Constructora Nacional S.A., in order to warrantee its obligations with Corp Banca amounting to M$3,290,668.

c.4. On December 22, 1983, the Company becomes guarantor of Holandaus NV for the debts it has with BBVA Banco Bhif. The asset involved, named Supermercado Manquehue, has a value of M$ 2,857,319 as March 31, 2003, and the Holandaus NV debts to that date amounted to M$217,268.

(d) Other Commitments

d.1. In the Board of Directors' Meeting dated December 15, 1998, it was agreed to guarantee the obligations of Supermercados Hipermarc S.A., subsidiary in Argentina, had contracted or could contract in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount up to Arg$362,766 (Argentinean pesos).

d.2. On June 10, 1999, the subsidiary Supermercados Hipermarc S.A. signed a financing and possession Agreement with Nai International II, Inc (Branch in Argentina) and Nai International II, Inc. The agreement consists of the construction and exploitation of two movie theatre centers for the Belgrano and Quilmes Multicenter, with 10 and 8 movie rooms, respectively. For this purpose, it was agreed a loan granted by Nai International II, Inc. for such construction. The figure currently amounts to Arg$7,300,270 (Argentinean pesos) to be paid during the 12 years period of concession. This loan will accrue an agreed interest at the Libor rate plus 1,5%. Supermercados Unimarc S.A. guaranteed such loan until the loan is settled. On September 2002, it was signed and antichresis right in rem, for guarantee the use of the movies by a period of 12 years, from the opening up to July 2012.

d.3. On July 10, 2000, the subsidiary Supermercados Hipermarc S.A. entered into a loan of consumable property with mortgage guarantee with Banco Societe Generale S.A. for an amount of Arg$2,575,061.92 as March 31, 2003, to be paid in a period of 5 years. The actual right granted to such institution corresponds to the following properties: Avda. Rivadavia N5751/5/63, Avda. Rivadavia N 5765/67/69, Yerbal N 1144/46, Yerbal N1160/62 and Avda. General Roca N 555/57, part of the municipality of Vicente Lopez, province of Buenos Aires. This debt is being renegotiated with the Banco Societe Generale S.A., for which Supermercados Hipermarc S.A. has offered to cancel the total debt by means of the transfer to the Bank of a part of the assets that guarantee it.

Additionally, with Sofital S.A.F. e I was signed a trust fund agreement to guarantee the above mentioned mortgage loan by virtue of which the corresponding collections of the lease agreement signed with Bowling Billiards Operation S.A., at the Belgrano Multicenter are transferred.

(d.4) Export-Import Bank

In August of 1998, the State Street Bank granted a financing to suppliers of Supermercados Unimarc S.A. amounted to US $808,996.78. This financing has a credit insurance granted by the Export-Import Bank of the United States, Eximbank, which was exercised by the State Street Bank when not consenting this Bank to our request of reprogramming of the debts. Considering the above mentioned Eximbank paid the debt to the State Street Bank and in this moment it is reprogrammed the payment of this debts with Eximbank. As March 31, 2003, the debt is normally paid, and the balance is $201 million.

(d.5) Corp Banca

On November 16, 1999, before the Notary Eduardo Pinto Peralta, the group company Inmobiliaria de Supermercados S.A., gives as mortgage the property known as Land Arturo Prat-Concepcion, which book value is M$2,688,885 as March 31, 2003. The reason is to bail the banking obligations that the company Inmobiliaria y Constructora Nacional S.A, currently keeps or may acquire in the future with Corp Banca for a capital amount of UF 200,000 (Indexed Units).

(d.6) On June 14, 2002, before the Notary Enrique Tornero Figueroa, the group company Inmobiliaria de Supermercados S.A. gives as mortgage to Inmobiliaria y Constructora Nacional S.A. the real estates named Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna and the land Arturo Prat-Concepcion. The reason is to guarantee to Inmobiliaria y Constructora Nacional S.A. the accurate, complete and timely fulfillment of all and any of the obligations that Inmobiliaria de Supermercados S.A. owes or will owe to it directly or indirectly in the future.

(d.7) On June 25, 2002 the group company Interagro Comercio y Ganado S.A. signed a General Mortgage to guarantee Inversiones Culenar S.A. the accurate, complete and timely fulfillment of all and any of the obligations that such company may owe.

(e) Labor law actions

The subsidiary companies keep several labor disputes with ex employees. For this reason, provisions have been made on the amount of M$22,107 that covers the overall disbursement, that in the opinion of the legal advisors consider the maximum risk for the companies.

  Other Contingencies

An Extraordinary Shareholders Meeting of Supermercados Unimarc S.A. company was held on February 21, the main purposes of this meeting was that the Shareholders pronouncement regarding the written communication 00154 dated January 8, 2003 that was issued by the Superintendencia de Valores y Seguros. In this written communication they informed the company to make adjustment to December 31, 2001, and also to send them the financial statements of the quarterly period of the year 2002, in which the adjustment and effects be considered.

About the matter, the extraordinary shareholders meeting approved to reject in all its parts the established by the Superintendencia de Valores y Seguros. Concerning the referred written communication to maintain the position assumed by the board of directors and the administration of the company, supporting what they made, as far as the claim file before the court of appeals of Santiago.

When sending these financial statements this case is still unresolved because of court pronouncement.

23. Contingencies and Restrictions

Direct Guarantees
CREDITOR OF THE GUARANTEE	DEBTOR		Type of Guarantee	ASSETS INVOLVED		Payments pending balances at financial statement closing date		RELEASE OF GUARANTEES
	NAME	RELATIONSHIP		TYPE	BOOK VALUE	31-03-03	31-03-02	31-03-04	ASSETS	31-03-05	ASSETS	31-03-06	ASSETS
Corp Banca	S.M. Unimarc S.A.	NO	Mortgage	Real estate	5,580,945	3,262,336	2,246,952	0	0	0	0	0	0

BBVA BHIF	S.M. Unimarc S.A.	NO	Mortgage	Real estate	2,857,319	256,800	200,124	0	0	0	0	0	0

Scotiabank	S.M. Unimarc S.A.	NO	Mortgage	Real estate	503,327	124,169	187,156	0	0	0	0	0	0

Santiago	S.M. Unimarc S.A.	NO	Mortgage	Real estate	10,831,787	1,114,818	1,142,123	0	0	0	0	0	0

24. NATIONAL AND FOREIGN CURRENCY

Assets

ITEM	CURRENCY	AMOUNT
		31-03-2003	31-03-2002

Current assets
Available	US$	0	0
Prepaid expenses	UF	0	201,150
Notes receivable	US$	0	0
Related co. Notes receivable	US$	0	0
Other current assets	$ Argentinean	500,698	1,068,137
Other current assets		$20,882,384	24,880,161
Other current assets	US$	0	0
Other current assets	UF	13,632	16,537
Notes receivable	UF	13,927	37,400
Trade debtors	US$	0	0
Other current assets	US$	0	0
Inventories	US$	141,129	0
Prepaid expenses	UF	62,154	0

Fixed assets
Fixed assets		$93,747,208	106,152,820
Fixed assets	$ Argentinean	56,765,276	54,634,579

Other assets
Other assets		$8,360,246	9,499,522
Other assets	UF	534,390	184,899
Other assets	$ Argentinean	1,031,072	60,675
Related co. Notes receivable	US$	13,254,840	11,956,649
Long-term debtors	US$	395,935	0
Notes receivable	UF	177,115	193,137
Other assets	US$	10,973	0
Total assets
	US$	13,802,877	11,956,649
	UF	801,218	633,133
	$ Argentinean	58,297,046	55,763,391
		$122,989,838	140,532,503

24. National And Foreign Currency

Current Liabilities
ITEM	CURRENCY	UP TO 90 DAYS				90 DAYS TO 1 YEAR
		31-03-2003		31-03-2002		31-03-2003		31-03-2002
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT. RATE
Bank obligations	UF	2,119,729	0	0	0	0	0	6,944,286	8.00
Bank obligations	US$	16,760,307	0	15,350,532	0	2,666,906	9,00%	4,912,809	8.00
Bank obligations	$ Argentina	154,547	0	68,567	0	463,643	0	205,700	0
Sundry creditors	US$	40,595	0	42,591	0	139,300	0	136,254	0
Sundry creditors	US$	76,519	0	162,426	0	265,677	0	257,234	0
Sundry creditors	US$	2,413	0	22,921	0	0	0	0	0
Sundry creditors	UF	74,119	0	36,252	0	16,689	0	0	0
Sundry creditors	UF	31,083	0	37,458	0	0	0	0	0
Sundry creditors	UF	11,601	0	404,157	0	33,877	0	0	0
Sundry creditors	Non-readjustment $	392,489	0	1,300,708	0	0	0	0	0
Notes payable	Non-readjustment $	19,359,847	0	24,809,237	0	0	0	0	0
Notes payable	$ Argentina	1,754,368	0	77,661	0	0	0	0	0
Notes payable	US$	4,860,339	0	269,522	0	0	0	0	0
Accounts payable	$ Argentina	165,497	0	293,017	0	0	0	0	0
Accounts payable	Non-readjustment $	54,224	0	203,163	0	0	0	0	0
Accounts payable	US$	74,354	0	484,930	0	0	0	0	0
Related co. Notes & acc. Payable	Non-readjustment $	462,084	0	562,318	0	0	0	0	0
Related co. Notes & acc. Payable	US$	887,859	0	668,776	0	0	0	0	0
Related co. Notes & acc. Payable	$ Argentina	508,744	0	0	0	0	0	0	0
Other liabilities	$ Argentina	73,895	0	0	0	221,685	0	0	0
Other liabilities	$ Argentina	216,640	0	180,451	0	0	0	209,484	0
Other liabilities	Non-readjustment $	1,068,736	0	1,166,829	0	0	0	0	0
Sundry creditors	UF	0	0	153,387	0	0	0	35,891	0
Bank obligation	Non-readjustment $	2,251,780	0	1,063,808	0	0	0	0	0
Sundry creditors	US$	189,360	0	0	0	0	0	0	0
Related co. Notes &acc. Payable	UF	77,072	0	0	0	233,788	0	0	0
Total Current Liabilities
	UF	2,313,604		631,254		284,364		6,980,177
	US$	22,891,746		17,001,698		3,071,883		5,306,297
	$ Argentina	2,873,691		619,696		685,328		415,184
	Non-readjustment $	23,589,160		29,106,063		0		0

24. National And Foreign Currency

31-03-2003 Current Period Long-term Liabilities
ITEM	CURRENCY	1 TO 3 YEARS		3 TO 5 YEARS		5 TO 10 YEARS		MORE THAN 10 YEARS
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE
Sundry creditors	U.F.	229,882	0	232,889	0	741,337	0	480,152	0
Sundry creditors	US$	163,957	0	0	0	0	0	0	0
Sundry creditors	US$	300,540	0	76,090	0	0	0	0	0
Sundry creditors	US$	350,319	0	0	0	0	0	0	0
Notes payable	$ Argentina	245,532	0	0	0	0	0	0	0
Other related co. Notes & acc. payable	UF	1,201,599	0	1,387,627	0	2,439,489	0	12,189,028	0
Other long-term liabilities	$ Argentina	591,160	0	591,160	0	369,473	0	0	0
Obligations with banks	UF	1,104,352	0	560,461	0	597,891	0	598,514	0
Obligations with banks	$ Argentina	129,316	0	0	0	0	0	0	0
Obligations with banks	US$	996,876	0	1,100,743	0	2,751,858	0	275,191	0
Sundry creditors	UF	44,385	0	15,560	0	0	0	0	0
Total Long-term Liabilities
	UF	2,580,218		2,196,537		3,778,717		13,267,694
	US$	1,811,692		1,176,833		2,751,858		275,191
	$ Argentina	966,008		591,160		369,473		0

24. National And Foreign Currency

31-03-2002 Previous Period Long -Term Liabilities
ITEM	CURRENCY	1 TO 3 YEARS		3 TO 5 YEARS		5 TO 10 YEARS		MORE THAN 10 YEARS
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT. RATE
Obligations with banks	U.F.	1,206,830	0	568,273	0	1,786,377	0	0	0
Obligations with banks	US$	1,880,335	0	1,422,332	0	2,351,516	0	0	0
Obligations with banks	$ Argentina	190,627	0	31,766	0	0	0	0	0
Notes payable	$ Argentina	1,839,370	0	0	0	0	0	0	0
Sundry creditors	UF	244,105	0	211,018	0	684,859	0	627,615	0
Sundry creditors	US$	222,142	0	0	0	0	0	0	0
Sundry creditors	US$	155,272	0	0	0	0	0	0	0
Related co. Notes & acc. Payable	UF	1,043,129	0	1,293,782	0	2,221,114	0	13,007,099	0
Related co. Notes & acc. Payable	Non-readjustment $	0	0	0	0	0	0	0	0
Other long-term liabilities	Non-readjustment $	0	0	0	0	0	0	0	0
Other long-term liabilities	$ Argentina	558,625	0	558,625	0	628,452	0	0	0
Sundry creditors	Non-readjustment $	0	0	0	0	0	0	0	0
Total Long-term Liabilities
	UF	2,494,064		2,073,073		4,692,350		13,634,714
	Dollars	2,257,749		1,422,332		2,351,516		0
	Others currency	2,588,622		590,401		628,452		0
	Non-readjustment $	0		0		0		0

  LATER FACTS

By common consent of the Board of Directors of the corporation it was agreed to summon to an Ordinary Meeting of Shareholders on April 25, 2003, at 19:00 hours in the offices located at Amunategui N 178 street, 6th floor, Santiago. The purpose of this meeting is to submit under consideration the following subjects:

        Situation of the corporation and the report of the External Auditors and the approval or rejection of the financial report, the balance sheets, financial statements and demonstrations presented by the administrators of the corporation.

        Distribution profits fiscal year and especially distribution of dividends

        Designation of the External Auditors

        Election of Board of Directors' members and its remuneration

        The subjects related to article 44 of Law 18.046

        In general, any subject of social interest that does not belong to the Extraordinary Shareholders Meeting

The General Balance sheet and Financial Statements as of December 2002, was published in the Newspaper La Nacion on April 14, 2003.

On April 25, 2003 the Shareholder's Ordinary Meeting of the company was held. In such Shareholder's Meeting the Shareholders agreed among other thing to give complete approval to all the operations related with the article 44 of the Stock Companies' Law, and does not correspond to renew the Board of Directors, the one that is formed by the following persons:

Mr. Elias Errazuriz Errazuriz Mr. Cristian Rosselot Mora

Mr. Ramon Mendez Cifuentes Mr. Eduardo Viada Aretxabala

Mr. Francisco Javier Errazuriz Ovalle Mr. Jorge Indo Vargas

Mr. Victor Hugo Cantillano Vergara

Due to the present recession in the country, it was approved do not remunerate to the board of directors of the company during the period from the first month following to the date that this Meeting is held to the next Shareholder's Ordinary Meeting held by the company.

Concerning the assignment of the External Auditors, it was approved to assign as External Auditors for the present fiscal year either of the auditors companies Grand Thornton International, Ernst & Young, Price Waterhouse, DeloitteTouche, KPMG Jeria and Asociados, and RSM International. Authorizing the board of directors to designate either of them or any other qualified company that exist in the country. The definitive determination would consider the services offered by the mentioned companies and the cost of the same ones.

Due to the present expansion policy of the company, the Board of Directors has established as dividends policy that the profits generated in the commercial fiscal years will be submit under the approval of the respective Meeting. This Meeting will determine if these profits will be distributed as dividends or will be destined to a social fund. In any case, is disposition of the Board of Directors that at least 30% of the net profits of the fiscal year be distributes as minimum obligatory dividend.

In relation to the additional dividends and on provisory dividends it will depend on the evolution of the economy and the results that are produce during the course of the year.

  ENVIRONMENT

  The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level nevertheless, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

  ACCOUNTS PAYABLE

At March 31, 2003 and 2002, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:
ITEMS	2003 M$	2002 M$

Suppliers of Goods	23,700,671	24,731,965
Suppliers of Frozen	470,377	63,063
Suppliers of Transportation	49,138	14,209
Hipermarc Suppliers	1,754,368	347,183

Total	25,974,554	25,156,420

28. PREPAID EXPENSES

At March 31, 2003 and 2002, the breakdown of this item is the following:
ITEMS	2003 M$	2002 M$

Operating Materials	520,905	709,779
Prepaid Publicity	3,565	21,569
Prepaid insurance	60,720	179,581
Other prepaid expenses	90,391	783,327

Total	675,581	1,694,256

29. SHORT AND LONG TERM SUNDRY CREDITORS

At March 31, 2003 and 2002, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:

ITEMS	Short - Term		Long -Term
	2003	2002	2003	2002
	M$	M$	M$	M$

Creditors for Leasing	268,385	176,070	1,806,605	1,945,590
Securities Received	31,083	33,542	0	0
Drawn and not collected checks	143,730	119,922	0	0
Computational System Financing	342,195	419,661	350,319	155,271
Other creditors (Insurance, Freight, Custom Duties)	488,339	1,771,551	478,187	44,150
School Found	0	68,533	0	0

Total	1,273,732	2,589,279	2,635,111	2,145,011

OUTSTANDING FACTS

Essential Fact

By virtue of the provisions set in Article 9 and second subparagraph of Article 10, Law 18.045; and pursuant to the provisions in the General Norm N30 and form letter 660, dated October 22, 1986, the company Supermercados Unimarc S.A. registered in the Securities Register under the N447, informs regarding the following background, that such regulations has evaluated as pertinent or essential regarding the company and its securities and shares:

Essential Fact dated March 31, 2003.

The Chilean Superintendencia de Valores y Seguros was informed on March 31, 2003 that due to the value of the American Depositary Shares (ADR's) of Supermercados Unimarc S.A. company which are transact in the New York, Stock Exchange were inferior to US$ 1 (one American dollar) by a consecutive period of 30 transaction days in that market. According to decision taken on March 28, 2003 this Stock Exchange in agreement with the Company has announced to suspend the transactions on those bonds before the opening on April 02, 2003.

Concerning the essential fact above-mentioned, on May 01, 2003, the New York Stock Exchange, informed us that the SEC (Securities and Exchange Commission) by instruction dated April 29, 2003, and in agreement to their regulations, gave its approval to the removal of the ADRs that Supermercados Unimarc S.A. (each one representing 50 ordinary shares) had in the list and registry of the bonds according to the 1934 Securities Exchange minutes.

The removal or delist of the registry was made on April 30, 2003, at the opening of the interchange day's work, in accordance with the instructions given by the commission.

At the closing of these financial statements, there are no other outstanding or essential facts.

REASONED ANALYSYS

1. Analysis of the General Balance

1.1 Assets

To March 31, 2003, the assets of Supermercados Unimarc S.A. ascended to M$ 195,890,979 which represent a decrease of 6.22% and of 2.12% in relation to March and December of 2002, respectively.

The main assets that show increase during the period under analysis are:

- Debtors for Sales: they increased in comparison to March, 2002 due to higher balances for sales to credits of one of our subsidiaries.

- Long Term Differed Taxes: to March of 2003 in relation to the same period of the previous year increase in their balance due to the effect of the application of income taxes to the tributary lost of the present fiscal year.

- The main decreases were:

- Receivable Documents: this item shows a decrease of a 10.04% and of 8.97% compared with March and December of 2002, respectively. The deviation is explained due to minor sales with credit instruments as credit cards.

- Inventories: this item shows a decrease of a 10.94% concerning same period of the previous fiscal year this is due to an improvement in the administration of stock in the company.

- The item fixed assets shows a global decrease of a 6.39% in relation to March of 2002, which is explained by purchases and sale indicates in the point 4.1 of these analysis.

1.2 Liabilities

To March 31, 2003 the total liabilities of Supermercados Unimarc S.A. ascended to M$195,890,979 show a decrease of an 6.22% and 2.12% in relation to March and December 2002, respectively.

This is mainly to the decrease of long and short term Payable Documents, for payment of these documents during this period. The Long and Short Term Obligations with Banks and Financial Institutions show a decrease of a 14.35%, due to the service of these financial debts during the present period.

1.3 Current Income

The index of income is 0.39 times to March 31, 2003, which represent a decrease of 11.36% compared with March of 2002. This is due to the higher decrease of the circulating assets than the circulating liabilities when comparing these two periods.

1.4 Acid Ratio

This ratio was equal to 0.20 times to March 31, 2003, while to March 31, 2002 it was 0.24 times. That decrease is explained due to a higher decrease of some circulating assets than the decrease of circulating liabilities, when comparing these two periods.

1.5 Reason of Debt

To March 31 of 2003 this index is 0.77 times and it diminished in a 3.75% when comparing it with March of 2002. This was mainly due to the decrease of Documents Payable short-term and long-term, and Obligations with Banks and Financial Institutions short-term and long-term. The decrease of Obligations with Banks and Financial Institutions short-term and long-term was because of the service of these debts in the period.

1.6 Short and Long Term Debts related with the Total Debt

The index of the short-term debt over total debt was a 65.2% in the year 2003 and a 64.7% at March of 2002. The increase light from this index is explained due to a minor decrease of the circulating liabilities than the long-term liabilities. This last decrease is due to the reclassification of the long-term portion of the obligations with banks and financial institutions.

1.7 Covering of financial expenses

The index of covering consolidated at March 31, 2003 is minor when comparing it with March of 2002. This variation is explained due to the global loss in the incomes of the present period.

2. Analysis of the Income

During the period to March of 2003 the company obtained a lost of M$2,521,161 which represent a fall the income to March and December of 2002. This is due to the operational and non-operational negative result of the company.

2.1 Exploitation Revenue

To March of 2003 the exploitation revenues of Supermercados Unimarc S.A. and its subsidiaries ascended to M$30,435,120 which represented regarding the revenues to March of 2002 an increase. This is due to the increase of sales volume in spite of competition that exists in the industry, which caused the decrease in the sales of some of our stores.

2.2 Costs of Exploitation

To March of 2003 the costs ascended to M$23,677,906 which represent an increase from 5.3%, as percentage of the Exploitation Revenues, when comparing with March of 2002, and a decrease of 1.9% to December of 2002, which reflect the adaptation of gross margin to be more competitive.

2.3 Margin of Exploitation

The margin of exploitation to March of 2003 was M$6,757,214 that is minor in a 14.9% compared with the M$7,526,370 obtained to March of 2002 and bigger in a 7.2% that it obtained to December of same year.

As percentage of the revenues, the margin of exploitation, it diminishes from 26.1% during March of 2002 to a 22.2% to March of the present year, due to the above mentioned in the previous item

2.4 Administrative and Sales Expenses

To March of 2003 the Expenses of Administration and Sales were M$7,833,607 compared with M$7,188,916 to March of 2002, which represented an increase of a 9.0%. This in relation to the same period of the previous year is explained due to the aperture of new stores.

2.5 Operational Income

The operational income to March of 2003 it reached a (M$1,076,393) which represent a decrease when comparing it with March of 2002. As percentage of the revenues, the operational income passed, from March of 2002, from an 1.17% to a (3.54%) to March of 2003.

2.6 Not Operational Income

To March of 2003 the non-operational income was (M$1,324,869) while to March of the year 2002 it showed a positive result of M$3,102,839. The bad result of the present period is due mainly to a decrease in the Exchange Difference.

2.7 Financial Expenses

The Financial Expenses of the company in the present period shows a decrease when comparing it with March of 2002. This reflects the decrease of the financial debt, and liabilities for investment.

2.8 Income before tax

The income to March of 2003 is negative for an amount of M$2,401,262 which reflect a decrease in relation to the income registered to the same period of the previous year, which is explained by the operational and non-operational income negative in this period.

2.9 Profits (Loss) after Taxes

To March of 2003, the result is of loss, in relationship to March of 2002, which had a profit. The result in the present period is due to the loss in the operational and non-operational result.

3. Analysis Cash Flow

To March 31, 2003 and 2002 the final cash balance was from M$348,391 and M$276,980, respectively.

2003 2002

M$ M$

Flow for operation activity (222,847) (2,379,111)

Flow for financing activities (803,339) (1,537,451)

Flow for Investment activities (606,440) 1,047,446

Inflation effect 141,372 18,910

Initial balance 1,839,645 3,127,186

=================================

Final balance of cash and cash equivalent 348,391 276,980

=================================

To March 2003 the decrease in the operation activities in relation to the previous year, is explained mainly due to a minor collection of debtors for sales and of a minor payment to suppliers, workers and interest paid.

The variation of the financing flow when comparing both periods it is mainly due to the obtaining of loans.

The flow for investment activities shows a decrease in the recovery of loans to related parties and the payment of other loans to related parties.

4. Activity and analysis of the differences of books and economic values of the main assets.

The total of the consolidated assets of the society is composed in a 76.83% of Fixed Assets, from 2.84% in the short term Account Receivables to Related Companies and a 5.38% that correspond to Inventories.

For the assets, which are collected to Related Companies, there is not doubt about the payment of the 100% of these debts. The goods of the Fixed Assets are shown to its cost acquisition, financially corrected, and lineal depreciation on the base of the years of useful life in each group of goods, according to legal dispositions that have imparted the Servicio de Impuestos Internos. Concerning the inventories these are showed to its balance average cost, their value so determined do not exceed to their net values of realization.

It has been proceeded to revise the statement and value of the fixed assets, other long term assets and intangible maintained and used. Base on estimates and projections carried out, it have been concluded that there are no deterioration of the same which could affect their recoverable amount in a significant way or that their net value of depreciation be superior to their liquidation value in the particular case of the fixed assets.

4.1 Investments and Transference

During the period under analysis, investments and transference in some fixed assets were made according to the following:

To the item Machinery and Equipment were incorporated some machinery and equipment for purchases for the renovation of stores.

The main transference in the period were:

Sale of land denominated Cerro Colorado located in the commune of Las Condes.

Sale of the land and building denominated Supermercado Villa Olimpica located in the commune of Ñuñoa.

Sale of the land and building denominated Supermercado Jose Maria Caro located in the commune of Lo Espejo.

Sale of the land and building denominated Supermercado Gran Avenida located in the commune of San Miguel.

Sale of the land and building denominated Supermercado Portugal located in the commune of Santiago.

Sale of the land and building denominated Supermercado Santa Rosa located in the commune of La Granja.

Sale of the land and building denominated Supermercado Juan Antonio Rios located in the commune of Independencia.

Sale of the Real Estate denominated Sala Cuna San Ignacio located in the commune of Santiago.

Sale of Machinery and Equipment sold to a third party.

4.2 Inventories Rotation.

To March 31, 2003, the inventory rotation is 2.11 times and 1.85 times to the same period of the year 2002. The increase of a 14.1% reflects to the increase in sales.

4.3 Inventory Permanency.

To March 31, 2003 the inventory permanency is 42.56 days and to the same period of the previous year is 48.55 days explain by the increase of sales during the present period.

5. Profitability Analysis

5.1 Equity Profitability

To March 31 of the year 2003 this profitability is (2.23%) while for the same period of the previous year it is 3.22% that reflects a decrease of the global income in the present period.

5.2 Assets Profitability

In the present fiscal year the profitability of the assets represents (1.25%) while for the same period of the previous year was 1.73%, which reflect the income to March 31, 2003, in spite of a decrease of the total assets, concerning same period of the previous year.

5.3 Performance of Operational Assets

The performance of these assets to March 31, 2003 is (6.2%) which represent a decrease regarding the period to March 31 of the previous year, which was a 1.7%. This decrease is due to the minor global result, nevertheless, the assets average also decrease. The assets accounts considered in this analysis are Debtors for Sales, Debtors, Inventories, Tax Recovering, and in advance paid Expenses.

5.4 Profit for Share

The result for share to March 31, 2003 was from ($2.0) for share, while for the same period of the year 2001 was from $2.89 for share. This is explained for the negative results in the present quarterly concerning the positive result of the previous period.

5.5 Return from Dividends

This index to March 31, 2003 is 9,637.25 times in front of the registered to March of the year 2002 which was from 6,843.0 times. The value of share to the closing of each fiscal year is $12.00 and $16.90, respectively.

6. Markets in which it participate and the competition that it faces

The most important variations happened during the period, of this fiscal year is the slow recovery that experiences the demand of the consumption, in spite of the measures that applied the central authority during the year with the purpose to give more dynamism to the economy. And also our competition that has been securing in the market thanks to the great financial support those backs it.

Upon analyzing the statistical of sales of the Instituto Nacional de Estadisticas, INE, it is observed that the nominal sales during January to March of 2003, compared with the same period of year 2002 increase an 9.1%, while the index of real sales change a 7.5%.

In March of 2003, compared with February of the same year, was registered a nominal increase of a 16.9% and a real variation of 16.8%, explained mainly for the finish of summer season, together with the beginning of school year.

On the other hand, the sales of March 2003, compared with same month of the year 2002 increased a 7.5% nominal and a 5.5% real.

The sales registered in March 2003 correspond to 668 supermarkets with other 3 and more cash register in the whole country, those that should be compare with the 633 supermarkets that operated in March 2002. If this are added that during that period have been closed 12 supermarkets, mostly located in Regions, it is concluded that in 12 months, 47 new supermarkets have been opened.

The nominal index is calculated with the statistical information of INE for the month, of the net sales, that is to say, without the VAT. The real index is calculated with deflator index based in the price of articles sold by supermarkets.

6.1 Sales and Market Participation

The industry of the supermarkets in Chile is in a great consolidation process, marked mainly by a great market concentration in only three actors D&S, Jumbo and Santa Isabel. Together these have a 52% of national market.

The complete industry obtain a market penetration of 62%, at finished of year 2002, because of that, not is wait more increase of that figures, besides other alternatives of sales, such as, small stores and self-service.

The above-mentioned, added to efficiency and know-how of the supermarkets chain of Chile, has been one disincentive to the entrance of the foreigners supermarkets, to weigh these exists in neighbors country, such as "Wall Mart" in Argentina, Brazil and Mexico.

It is for it, that the current participants of the market maintain a very aggressive competition to capture clients of the competition and fidelity to the current ones. One of the strategies is to increase the range of products for sale and to provide direct or indirect financial tools for the consumers (for example, delivery of owns credit cards or through strategic alliances with big commercial stores).

The increment of the square meters in the industry it has been broadly developed by the chains of big supermarkets, that through this format has tried to win market, that led to an expansion of the sales and of the square meters. Besides the incorporation of new lines of product, like appliances, drugstores, tools and others items in which Unimarc doesn't participate, because concentrate the marketing strategy in traditional lines of the supermarkets, powering it marks own with the main objective of offering quality products to a price minor, and to substitute traditional products of high rotation.

7. Risk of market analysis

From this perspective of the type of change, the increase experienced by the dollar in our country has generated a decrease of the purchasing power in the consumers, generated by an expensive of the imported products, however, the last weeks the national currency has left appreciating due to improvements in the expectations so much national as international. The term of the war in Iraq, the improvement of the Argentinean economy, the signs of fiscal good sense in Brazil, are factors that without a doubt have helped in this sense.

At national level, the monthly growth of the economic activity, measured by the IMACEC, it has registered encouraging enough figures that would take to finish the first trimester of the year with a growth around 4%. On the other hand, in this same period, the unemployment descended at a level of 8.2% that is the minor for this period from 1999, you calculate that would be giving samples of a turnaround in the national economy, what would take to a bigger dynamism in the trade, affecting positively to the sales of the supermarkets in Chile.

7.1 Risk of interest rate and variation of the exchange rate

From this perspective and in relation to the liabilities, the society maintains short term debts to a average rate of 5.15% the composition of these debts is a 77.77% in foreign currency, and 22.23% in national currency.

Supermercados Unimarc S.A. doesn't have contracts of financing derive that allow diminishing the risk of exchange rate or the variation in the interest rate.

From the point of view of the income we could say that the Operational Revenues of Supermercados Unimarc S.A. in foreign currency represent a 0.47% of the total of the Exploitation Revenues, which are composed of a 92.86% in Argentinean peso, due to the operational revenues of our Argentinean Subsidiary Supermercados Hipermarc S.A. and a 7.14% that correspond to dollars for exports of our Chilean Subsidiary Interagro Comercio y Ganado S.A.

The Operational Costs in foreign currency represent the 0.02% of the total of the Costs of Exploitation of Supermercados Unimarc S.A. and they correspond in a 100% to Argentinean peso, since the costs of our Subsidiary Interagro Comercio y Ganado S.A. is in Chilean peso.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As March 31, 2003
ASSETS	31-Mar-03	31-Dec-02	30-Sep-02	31-Mar-02

Available	348,491	1,731,564	1,063,459	276,980
Term Deposits	0	0	0	0
Net Negotiable Securities	0	0	0	703
Trade Debtors (Net)	1,343,564	1,631,803	1,319,671	310,165
Notes Receivable (Net)	2,454,116	2,695,914	2,405,235	2,727,876
Sundry Debtors (Net)	147,668	420,742	1,530,291	586,967
Related Co. Bills receivables and Debtors	5,562,229	3,448,995	6,140,649	6,753,963
Inventories (Net)	10,547,719	10,447,558	11,190,041	11,844,368
Recoverable Taxes	444,729	792,493	976,986	1,708,105
Prepaid Expenses	675,581	592,910	985,918	1,694,256
Deferred Taxes	0	0	1,254,359	102,624
Other Current Assets	89,827	95,748	1,708,636	197,380
Total Current Assets	21,613,924	21,857,727	28,575,245	26,203,387

Land	45,423,106	45,342,154	45,719,447	49,244,586
Construction and Infrastructure Works	65,893,966	65,288,936	68,689,943	67,720,286
Machinery and Equipment	22,250,265	22,325,201	31,102,461	31,044,382
Other Fixed Assets	37,547,919	37,458,643	43,579,356	42,184,621
Depreciation (Less)	(20,602,772)	(18,950,124)	(32,656,013)	(29,406,476)
Total Fixed Assets	150,512,484	151,464,810	156,435,194	160,787,399

Investment in Related Companies	0	0	0	0
Other Companies Investments	0	0	0	0
Lower Value of Investments	15,931,167	16,678,657	16,980,740	17,604,385
Higher Value of Investments (less)	(45,659)	(46,556)	(4,575)	0
Long - Term Debtors	573,050	577,915	653,904	231,907
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	5,033,205	7,369,326	5,039,420	1,975,731
Intangibles	11,809	11,738	12,233	11,472
Amortization (Less)	0	0	0	0
Other	2,260,999	2,229,860	2,488,181	2,071,385
Total Other Assets	23,764,571	26,820,940	25,169,903	21,894,880

Total Assets	195,890,979	200,143,477	210,180,342	208,885,666

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As March 31, 2003
LIABILITIES	31-Mar-03	31-Dec-02	30-Sep-02	31-Mar-02
Short -Term Obligation Banks & Financial Inst.	23,020,686	23,648,340	25,216,367	25,911,207
Obligation with Banks & Financial Inst. L/T Portion	1,396,226	1,084,958	2,977,490	2,634,495
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	25,974,554	25,059,591	26,277,219	25,156,420
Notes Payable	294,075	427,058	2,200,371	981,110
Sundry Creditors	1,273,732	1,535,828	2,123,706	2,589,279
Related Co. Notes and Accounts Payable	2,169,547	2,249,809	3,167,675	1,231,094
Provisions	458,955	1,355,360	5,082,719	746,023
Withholdings	382,856	651,787	487,220	427,832
Income Tax	215,457	195,972	277,066	103,597
Income Received in Advance	308,898	269,084	221,842	279,312
Deferred Taxes	213,199	16,645	0	0
Other Current Liabilities	1,591	1,600	1,624	0
Total Current Liabilities	55,709,776	56,496,032	68,033,299	60,060,369
Obligations with Banks & Financial Inst.	8,115,202	8,391,969	8,634,052	9,438,066
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	245,532	1,347,283	11,128	1,839,370
Sundry Creditors	2,635,111	2,744,219	2,625,409	2,145,011
Related Co. Notes and Account Payable.	17,217,743	17,344,678	17,792,096	17,565,124
Provisions	0	0	0	0
Other Long -Term Current Liabilities	1,551,793	1,406,057	1,331,051	1,745,702
Total Long -Term Liabilities	29,765,381	31,234,206	30,393,736	32,733,273
Minority Interest	78,470	81,484	83,122	86,880
Paid-in Capital	55,873,978	56,153,348	55,385,759	56,307,951
Capital Revaluation Reserves	279,370	0	720,015	(225,231)
Share premium	28,721,736	28,721,736	28,697,402	28,685,610
Other Reserves	3,112,192	2,585,435	4,001,263	2,313,241
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	22,350,076	24,871,236	22,865,746	28,923,573
Future Dividends Reserves	0	0	0	0
Accumulated Profits	24,871,237	25,184,779	25,163,328	25,272,433
Accumulated Losses (less)	0	0	0	0
Profit Loss of the Period	(2,521,161)	(313,543)	(2,297,582)	3,651,140
Interim Dividends (less)	0	0	0	0
Total Equity	110,337,352	112,331,755	111,670,185	116,005,144
Total Liabilities	195,890,979	200,143,477	210,180,342	208,885,666

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As March 31, 2003
INCOME STATEMENT	31-Mar-03	31-Dec-02	30-Sep-02	31-Mar-02

Trading Income	30,435,120	122,402,599	89,292,521	28,872,755
Operating costs	(23,677,906)	(97,068,300)	(70,614,984)	(21,346,385)
Trading Margin	6,757,214	25,334,299	18,677,537	7,526,370
Adm. and Sales Expenses	(7,833,607)	(33,315,492)	(23,156,442)	(7,188,916)
Operating Results	(1,076,393)	(7,981,193)	(4,478,905)	337,454
Financial Income	14,568	142,719	135,182	8,807
Related Co. Invest. Profits	62	0	0	0
Other non-operating income	709,232	2,387,644	402,686	54,368
Related Comp. Invest. Losses	0	0	0	0
Lower Value Invest. Amortization	(339,388)	(1,270,693)	(951,992)	(321,109)
Financial Expenses	(939,090)	(4,797,590)	(3,552,344)	(1,754,310)
Other non-operating expenses	(16,791)	(1,087,854)	(1,111,080)	(471,151)
Price-level restatement	51,837	(490,094)	268,119	(625,467)
Exchange rate differences	(805,299)	7,154,106	2,492,841	6,211,701
Non-Trading Income	(1,324,869)	2,038,238	(2,316,588)	3,102,839
Profit Before Tax	(2,401,262)	(5,942,955)	(6,795,493)	3,440,293
Income Tax	(124,216)	5,619,709	4,493,985	206,789
Consolidated (Loss) Profit	(2,525,478)	(323,246)	(2,301,508)	3,647,082
Minority Interest	3,251	4,939	3,891	(662)
Net (Loss) Profit	(2,522,227)	(318,307)	(2,297,617)	3,646,420
Higher Value Invest. Amortization	1,066	4,764	35	4,720
Profits (Loss) of the Period	(2,521,161)	(313,543)	(2,297,582)	3,651,140

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As March 31, 2003
FINANCIAL RATIOS	31-Mar-03	31-Dec-02	30-Sep-02	31-Mar-02
Number of Shares	1.261.849.619	1.261.849.619	1.261.849.619	1.261.849.619
Per Share Profit ($)	(2.00)	(0.25)	(1.82)	2.89
Book Value ($)	87.44	89.02	88.50	91.93